Exhibit 99.2

BRP INC.

NOTICE OF

ANNUAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT PROXY CIRCULAR

Annual meeting of shareholders will be held

at 11:00 a.m. (Eastern time)

on June 3rd, 2022

Letter from the Chair of the Board of Directors and

the President and Chief Executive Officer

April 27, 2022

Dear Shareholders:

On behalf of the Board of Directors, the management, and all employees of BRP Inc. (“BRP”), I am pleased to inform you that our annual shareholders meeting will be held on June 3, 2022 at 11:00 a.m. (Eastern time) in a virtual-only format. The virtual-only format for the meeting will help mitigate health and safety risks to the community, shareholders, employees and other stakeholders. BRP believes that in the circumstances, the use of technology-enhanced shareholder communications will facilitate individual investor participation; thus making the meeting more accessible and engaging for all involved by permitting a broader base of shareholders to participate in the meeting, which is consistent with the goals of the regulators, stakeholders, and others invested in the corporate governance process.

In Fiscal 2022, we built on last year’s momentum and delivered record financial results, reaching the highest level of revenues and Normalized earning per share – basic & diluted in our history. Despite managing through supply chain disruptions, we continued to gain market share in the powersports industry driven by the solid execution of our team, strong consumer demand and manufacturing agility. During the year, we increased production capacity by completing the ramp-up of our Juarez 3 (SSV) and Querétaro (PWC) facilities, effectively adding additional capacity of 50% and 30%, respectively. Furthermore, we introduced several new market shaping products, including the Sea-Doo Switch, the redesigned Can-Am Commander, the Lynx brand in North America and the return of the legendary Ski-Doo Mach Z. Many of these products will expand our addressable market, positioning us well for the future. I would like to thank all our employees for their relentless efforts during this challenging period, our suppliers and dealers for their collaboration and resilience, as well as our customers for their loyalty.

The enclosed notice of the annual meeting of shareholders and management proxy circular provide information on all matters to be acted upon by the shareholders, including information on directors nominated for election, the appointment of the Company’s independent auditor and the Company’s approach to executive compensation. The management proxy circular also provides information on our corporate governance practices.

For more information, please contact our Media Relations, by email at ir@brp.com.

Your vote and participation are very important to us. As holders of our shares, please take the time to review the management proxy circular and provide your vote on the business items of the meeting. Although it will be possible to vote your shares during the virtual meeting, we encourage you to vote your shares in advance of the meeting via the Internet, by phone or by signing, dating and returning the proxy form or voting instruction form which were made available to you, and by following the instructions provided in the management proxy circular.

In closing, I would like to thank Michael Hanley, on behalf of the Board of Directors and the entire BRP team, for his many years of exemplary services as member of the Board of Directors and Lead Director of BRP. After having contributed his expertise and oversight to the Board of Directors for 10 years, Michael is not standing for re-election at the meeting.

We look forward to your participation at our 2022 annual meeting of shareholders and to continuing to report on our progress.

Sincerely,

José Boisjoli

Chair of the Board of Directors, President and Chief Executive Officer

BRP INC.

NOTICE OF 2022 ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the “Meeting”) of the holders of subordinate voting shares (the “Subordinate Voting Shares”) and multiple voting shares (the “Multiple Voting Shares” and, together with the Subordinate Voting Shares, the “Shares”) of BRP Inc. (the “Company”) will be held at 11:00 a.m. (Eastern time) on June 3rd, 2022, via live webcast, to consider and take action on the following matters:

(1)

to receive the audited annual consolidated financial statements of the Company for the fiscal year ended January 31, 2022, together with the notes thereto and the report issued by an independent registered public accounting firm (the “Report of Independent Registered Public Accounting Firm”) thereon (see page 17 of the attached management proxy circular dated April 27, 2022 (the “Circular”));

(2)	to elect the eleven (11) directors named in the Circular who will serve until the next annual meeting of shareholders or until their successors are elected or appointed (see page 17 of the Circular);

(3)	to appoint the independent auditor of the Company (see page 30 of the Circular);

(4)	to consider an advisory non-binding resolution on the Company’s approach to executive compensation, as more particularly described in the Circular (see page 32 of the Circular); and

(5)	to transact such other business as may properly be brought before the Meeting or any postponement or adjournment thereof.

The Company is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast, where all shareholders regardless of geographic location and equity ownership will have an equal opportunity to participate. Shareholders will not be able to attend the Meeting in person. Registered shareholders and validly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/487733544. Non-registered shareholders (being shareholders who hold their Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able to attend the Meeting only as guests. Guests will be able to listen to the Meeting but will not be able to vote or ask questions.

Registered shareholders and validly appointed proxyholders will also be entitled to submit questions to the Company in advance of the Meeting by e-mail at BRPAGA2022@brp.com, and during the Meeting through the platform available at https://web.lumiagm.com/487733544, which questions will, subject to certain verifications by the Company, be addressed at the Meeting. Questions provided in advance by e-mail must be provided by no later than 11:00 a.m. (Eastern time) on June 1, 2022, or if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting (excluding Saturdays, Sundays and holidays).

Following the Meeting, the webcast of the Meeting will also be accessible on the Company’s website at www.brp.com until next year’s annual meeting of shareholders.

The Company is using the notice-and-access procedures permitted by Canadian securities laws for the delivery of the Circular, the audited annual consolidated financial statements of the Company for the fiscal year ended January 31, 2022, together with the notes thereto, the independent auditor’s report thereon and the related management’s discussion and analysis, and other related materials of the Meeting (the “Proxy Materials”) to both its registered and non-registered shareholders. Under the notice-and-access procedures, instead of receiving paper copies of the Proxy Materials, shareholders will receive a notice of availability of proxy materials (the “Notice-and-Access Letter”) (which provides information on how to access copies of the Proxy Materials, how to request a paper copy of the Proxy Materials and details about the Meeting). The Notice-and-Access Letter and voting instruction form or form of proxy have been sent to both registered and non-registered shareholders. Notice-and-access substantially reduces the Company’s printing and mailing costs and is more environmentally friendly as it reduces paper and energy consumption.

As a shareholder of the Company, it is very important that you read the Circular and other Proxy Materials carefully. The Circular, which may be accessed on the Company’s website at ir.brp.com and under its profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov, contains important information with respect to voting your Shares and the matters to be dealt with at the Meeting. Also enclosed is a form of proxy for the Meeting. The audited annual consolidated financial statements of the Company for the fiscal year ended January 31, 2022, together with the notes thereto, the independent auditor’s report thereon and the related management’s discussion and analysis may also be accessed on the Company’s website at ir.brp.com and under its profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

The Company’s board of directors has fixed the close of business on April 20, 2022 as the record date for determining shareholders entitled to receive notice of, and to vote at, the Meeting, or any postponement or adjournment thereof. No person who becomes a shareholder after that time will be entitled to vote at the Meeting or any postponement or adjournment thereof.

As a shareholder of the Company, it is very important that you vote your Shares. If you wish that a person other than the management nominees identified on the form of proxy or voting instruction form attend and participate at the Meeting as your proxy and vote your Shares, including if you are a non-registered shareholder and wish to appoint yourself as proxyholder to participate and vote at the Meeting, you MUST first insert such person’s name in the blank space provided in the form of proxy or voting instruction form or complete another proper form of proxy, and, in either case, return the completed form of proxy by following the instructions described therein. After having submitted your form of proxy or voting instruction form identifying such proxyholder, you MUST also register such proxyholder by visiting http://www.computershare.com/BRP and providing Computershare Investor Services Inc. with your proxyholder’s contact information, so that Computershare Investor Services Inc. may provide the proxyholder with a control number via email. Failure to register the proxyholder by no later than 11:00 a.m. (Eastern time) on June 1, 2022, or if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting (excluding Saturdays, Sundays, and holidays), will result in the proxyholder not receiving a control number to participate in the Meeting. Without a control number, proxyholders will not be able to participate nor vote at the Meeting, but will be able to attend as guests. If you are a non-registered shareholder located in the United States and wish to be able to participate and vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above, you must obtain a valid legal proxy from your intermediary and submit such legal proxy to Computershare. For more details, see the section “Appointment of a Third Party as Proxy” of the Circular.

Proxies must be submitted to Computershare Investor Services Inc. no later than 11:00 a.m. (Eastern time) on June 1, 2022, or if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting (excluding Saturdays, Sundays, and holidays). Non-registered shareholders should carefully follow the instructions of their intermediaries to ensure that their Shares are voted at the Meeting in accordance with such shareholder’s instructions.

Shareholders are invited to attend the Meeting remotely via live webcast at 11:00 a.m. (Eastern Time) on June 3rd, 2022, by following the instructions above, as the Company will also report on its business results for the fiscal year ended January 31, 2022.

Dated at Valcourt, Québec, this 27th day of April 2022.

By order of the board of directors,

Martin Langelier

Senior Vice-President, General Counsel and Public Affairs

BRP INC.

MANAGEMENT PROXY CIRCULAR

GENERAL INFORMATION

This management proxy circular (the “Circular”) is fursished in connection with the solicitation by management of BRP Inc. (“BRP” or the “Company”) of proxies for use at the annual meeting of shareholders of the Company (the “Meeting”) to be held on June 3, 2022 at 11:00 a.m. (Eastern time), or any postponements or adjournments thereof, and for the purposes set forth in the accompanying notice of 2022 annual meeting of shareholders (the “Notice of Meeting”).

The Meeting will be held as a completely virtual meeting, which will be conducted via live webcast. Shareholders will not be able to attend the Meeting in person. A summary of the information shareholders will need to join the Meeting online is provided below.

Unless otherwise noted or the context otherwise requires, all information provided in this Circular is given as at April 20, 2022 and references to the “Company” and “BRP” refer to BRP Inc., its direct and indirect subsidiaries, predecessors and other entities controlled by them. Unless otherwise indicated, all references to “$” or “dollars” in this Circular refer to Canadian dollars.

No person has been authorized to give any information or to make any representation in connection with any other matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

Forward-Looking Statements

Certain statements in this Circular about the Company’s current and future plans, including statements relating to expectations, anticipations, estimates and intentions, results, levels of activity, performance, objectives, targets, goals, achievements, projected design, characteristics, capacity or performance of future products and their expected scheduled entry to market, or any other future events or developments and other statements in this Circular that are not historical facts constitute forward-looking statements within the meaning of applicable securities laws. The words “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements are presented for the purpose of assisting readers in understanding certain key elements of the Company’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of the Company’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes; readers should not place undue reliance on forward-looking statements contained herein. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, both general and specific, made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate and reasonable in the circumstances. The Company cautions that there can be no assurance that such its assumptions will prove to be correct or that the Company’s business guidance, objectives, plans may not materialize, and strategic priorities will be achieved. The current economic conditions, including the current uncertainty resulting from the ongoing COVID-19 health crisis and its broader repercussions on the global economy, may render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the industry to be materially different from the outlook or any future results or performance implied by such statements.

In addition, many factors could cause the Company’s actual results, level of activity, performance, achievements, future events, developments or affairs to differ materially from those expressed or implied

2022 Proxy Circular

by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater details in the “Risk Factors” section of the Company’s annual information form dated March 24, 2022 (the “AIF”), in respect of the fiscal year ended January 31, 2022 (“Fiscal 2022”): the impact of adverse economic conditions such as those resulting from the ongoing coronavirus (known as COVID-19) health crisis (including on consumer spending, the Company’s operations and supply and distribution chains, the availability of credit and the Company’s workforce); any decline in social acceptability of the Company’s products; fluctuations in foreign currency exchange rates; high levels of indebtedness; any unavailability of additional capital; unfavourable weather conditions and climate change more generally; seasonal sales fluctuations; any inability to comply with product safety, health, environmental and noise pollution laws; the Company’s large fixed cost base; any inability of dealers and distributors to secure adequate access to capital; any supply problems, termination or interruption of supply arrangements or increases in the cost of materials; the Company’s competition in product lines; the Company’s inability to successfully execute its growth strategy; the Company’s international sales and operations, any failure of information technology systems or security breach; any failure to maintain an effective system of internal control over financial reporting and to produce accurate and timely financial statements; any loss of members of the Company’s management team or employees who possess specialized market knowledge and technical skills; any inability to maintain and enhance the Company’s reputation and brands; any significant product liability claim; any significant product repair and/or replacement due to product warranty claims or product recalls; the Company’s reliance on a network of independent dealers and distributors; the Company’s inability to successfully manage inventory levels; any intellectual property infringement and litigation; the Company’s inability to successfully execute its manufacturing strategy or to meet customer demand as a result of manufacturing capacity constraints; increased freight and shipping costs or disruptions in transportation and shipping infrastructure; any failure to comply with covenants in financing and other material agreements; any changes in tax laws and unanticipated tax liabilities; any impairment in the carrying value of goodwill and trademarks; any deterioration in relationships with employees; pension plan liabilities; natural disasters; any failure to carry proper insurance coverage; volatility in the market price for the Subordinate Voting Shares; the Company’s conduct of business through subsidiaries; the significant influence of Beaudier Group and Bain Capital (both defined below); and future sales of Subordinate Voting Shares by Beaudier Group, Bain Capital, directors, officers or senior management of the Company. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. Unless otherwise stated, the forward-looking statements contained in this Circular are made as of the date of this Circular, and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, changes in circumstances or beliefs or otherwise, unless required by applicable securities regulations. In the event that the Company does update any forward-looking statements contained in this Circular, no inference should be made that the Company will make additional updates with respect to that statement, related matters or any other forward-looking statement.

IFRS and Non-IFRS Measures

The Company’s financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), and this Circular makes reference to certain non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS.

The Company believes non-IFRS measures are important supplemental measures of financial performance because they eliminate items that have less bearing on the Company’s financial performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of companies, many of which present similar metrics when reporting their results. Management also uses non-IFRS measures in order to facilitate financial

2022 Proxy Circular

performance comparisons from period to period, prepare annual operating budgets, assess the Company’s ability to meet its future debt service, capital expenditure and working capital requirements, and also, as a component in the determination of the short-term incentive compensation for the Company’s employees. Because other companies may calculate these non-IFRS measures differently than the Company does, these metrics are not comparable to similarly titled measures reported by other companies. “Normalized EBITDA” is defined as net income before financing costs, financing income, income tax expense (recovery), depreciation expense and normalized elements, as described in the Company’s management’s discussion and analysis for Fiscal 2022 (the “2022 MD&A”), such as transaction costs, restructuring costs and impairment charges. “Normalized net income” is defined as net income before normalized elements described in the 2022 MD&A, such as foreign exchange gain on long-term debt and lease liabilities, transaction costs and restructuring costs, and adjusted to reflect the tax effect on these elements. “Normalized earnings per share – basic & diluted” is obtained, respectively, by dividing the Normalized net income by the weighted average number of shares – basic and the weighted average number of shares – diluted. The Company refers the reader to the “Non-IFRS Measures” and “Selected Consolidated Financial Information” sections of the 2022 MD&A, which are incorporated by reference herein, for definitions and reconciliations of Normalized EBITDA, Normalized net income and Normalized earnings per share – basic & diluted presented by the Company to the most directly comparable IFRS measure. The Company’s 2022 MD&A, financial statements and AIF are available under the Company’s profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Voting Information

The following questions and answers provide guidance on how to vote your subordinate voting shares (the “Subordinate Voting Shares”) and/or multiple voting shares (the “Multiple Voting Shares” and, together with the Subordinate Voting Shares, the “Shares”) of the Company.

How do I access Meeting materials?

All Meeting materials have been posted on the Company’s website at www.ir.brp.com and are also available under the Company’s profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Who is soliciting my proxy?

Management of the Company is soliciting your proxy. It is expected that the solicitation will be made primarily by mail and by Internet, but proxies may also be solicited by telephone, in writing or in person, by directors, officers or employees of the Company and its subsidiaries who will receive no other compensation therefore other than their regular remuneration. The Company may also reimburse brokers and other persons holding Shares in their name or in the name of nominees for the costs incurred in sending Proxy Materials to their principals in order to obtain their proxies. Such costs are expected to be nominal.

Who can vote?

Only persons registered as holders of Subordinate Voting Shares and/or Multiple Voting Shares on the books of the Company as of the close of business on April 20, 2022 (the “Record Date”) are entitled to receive notice of, and to vote at, the Meeting or any postponement or adjournment thereof, and no person becoming a shareholder after the Record Date shall be entitled to receive notice of, and to vote at, the Meeting or any postponement or adjournment thereof. The failure of any shareholder to receive notice of the Meeting does not deprive the shareholder of the right to vote at the Meeting to which the shareholder would have otherwise been entitled.

What will I be voting on?

Holders of Shares will be voting:

2022 Proxy Circular

•	to elect the directors of the Company who will serve until the next annual meeting of shareholders or until their successors are elected or appointed (see page 17 of the Circular);

•	to appoint the independent auditor of the Company (see page 30);

•	to consider an advisory non-binding resolution on the Company’s approach to executive compensation, as more particularly described in the Circular (see page 32 of the Circular); and

•	to transact such other business as may properly be brought before the Meeting or any postponement or adjournment thereof.

How will these matters be decided at the Meeting?

A simple majority of the votes cast, in person or by proxy, by the holders of Subordinate Voting Shares and Multiple Voting Shares, voting together as a single class, will constitute approval of each of the matters specified in this Circular.

For details regarding the Company’s majority voting policy with respect to the election of directors, see “Disclosure of Corporate Governance Practices - Majority Voting Policy”.

What is the necessary quorum for the Meeting?

A quorum of shareholders is present at a meeting of shareholders if the holders of not less than twenty-five percent (25%) of the shares entitled to vote at the meeting are present online or represented by proxy.

How many votes do I have?

The Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws in that they do not carry equal voting rights with the Multiple Voting Shares.

Each Multiple Voting Share carries the right to six votes and each Subordinate Voting Share carries the right to one vote. In the aggregate, all of the voting rights associated with the Subordinate Voting Shares represented, as at April 20, 2022, 12.9% of the voting rights attached to all of the issued and outstanding Shares.

The Subordinate Voting Shares are not convertible into any other class of shares. Each outstanding Multiple Voting Share may at any time, at the option of the holder, be converted into one Subordinate Voting Share. Upon the first date that any Multiple Voting Share shall be held other than by a Permitted Holder (as such term is defined in the Company’s articles), such holder, without any further action, shall automatically be deemed to have exercised his, her or its rights to convert all of the Multiple Voting Shares held by such holder into fully paid and non-assessable Subordinate Voting Shares, on a share for share basis.

In addition, all Multiple Voting Shares, regardless of the holder thereof, will convert automatically into Subordinate Voting Shares at such time as Permitted Holders that hold Multiple Voting Shares no longer hold and own, collectively, directly or indirectly, more than 15% of the beneficial ownership interests in the aggregate number of outstanding Multiple Voting Shares and Subordinate Voting Shares (it being understood that the number of Multiple Voting Shares shall be added to the number of Subordinate Voting Shares for the purposes of such calculation).

Under applicable Canadian law, an offer to purchase Multiple Voting Shares would not necessarily require that an offer be made to purchase Subordinate Voting Shares. In accordance with the rules of the Toronto Stock Exchange (the “TSX”) designed to ensure that, in the event of a take-over bid, the holders of Subordinate Voting Shares will be entitled to participate on an equal footing with holders of Multiple

2022 Proxy Circular

Voting Shares, Beaudier Inc. (“Beaudier”), 4338618 Canada Inc. (“4338618” and, together with Beaudier, the “Beaudier Group”), Bain Capital Luxembourg Investments S.à.r.l. (which subsequently assigned its rights thereunder to Bain Integral Investors II, L.P (“Bain”)) and Caisse de dépôt et placement du Québec (“CDPQ” and, together with Beaudier Group and Bain, the “Principal Shareholders”), as the holders of all the outstanding Multiple Voting Shares as at May 29, 2013, entered into a coattail agreement dated May 29, 2013 with the Company and Computershare Trust Company of Canada (the “Coattail Agreement”). The Coattail Agreement contains provisions customary for dual class, TSX listed companies designed to prevent transactions that otherwise would deprive the holders of Subordinate Voting Shares of rights under applicable provincial take-over bid legislation to which they would have been entitled if the Multiple Voting Shares had been Subordinate Voting Shares. Additional information relating to the Coattail Agreement can be found in the Company’s annual information form available on the Company’s website at ir.brp.com and under its profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Who can I call with questions?

If you have questions about the information contained in this Circular or require assistance in completing your form of proxy, please contact Computershare Investor Services Inc. (“Computershare”), the Company’s transfer agent, toll-free at 1-800-564-6253, or by mail at:

Computershare Investor Services Inc.

100 University Avenue

8th Floor

Toronto, Ontario M5J 2Y1

Registered shareholders and validly appointed proxyholders will be entitled to submit questions electronically to the Company in advance of the Meeting by e-mail at BRPAGA2022@brp.com, and during the Meeting through the platform available at https://web.lumiagm.com/487733544, which questions will, subject to certain verifications by the Company, be addressed at the Meeting. Questions provided in advance by e-mail must be provided by no later than 11:00 a.m. (Eastern time) on June 1, 2022, or if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting (excluding Saturdays, Sundays and holidays).

Am I a registered shareholder or non-registered shareholder?

You are a registered holder if your Shares are registered directly in your name with Computershare. Such Shares are generally evidenced by a share certificate or direct registration statement.

You are a non-registered shareholder if your Shares are held in the name of a depositary or a nominee such as a trustee, financial institution, or securities broker. Non-registered shareholders should carefully follow the instructions of their intermediaries to ensure that their Shares are voted at the Meeting in accordance with such shareholder’s instructions.

How do I attend the Meeting?

The Company is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast. Shareholders will not be able to attend the Meeting in person.

To attend the Meeting online:

•

Check in online at https://web.lumiagm.com/487733544. We recommend that you log in at least one hour before the Meeting starts. The Meeting will begin promptly at 11:00 a.m. (Eastern time) on June 3rd, 2022, unless otherwise adjourned or postponed.

•	Click “I have a login” and then enter your control number and the password “brp2022” (case sensitive).

2022 Proxy Circular

(a) Registered shareholders: The control number located on the form of proxy or in the email notification you received is your control number.

(b) Duly appointed proxyholders: Computershare will provide the proxyholder with a control number by e-mail after the deadline of June 1, 2022 has passed (or if the Meeting is postponed or adjourned, within the 48 hours prior to the time of such postponed or adjourned meeting, excluding Saturdays, Sundays and holidays) and after the proxyholder has been duly appointed AND registered as described in “Appointment of a Third Party as Proxy” below.

OR

•	Click “Guest” and then complete the online form.

Anyone joining the Meeting as “guest”, including non-registered shareholders who have not duly appointed themselves as their proxy, will be able to listen to the Meeting but will not be ale to vote or ask questions. Registered shareholders and duly appointed proxyholders, including non-registered shareholders who have duly appointed themselves as their proxy, who are joining the Meeting at https://web.lumiagm.com/487733544 by following the steps above, will be able to participate and ask questions in real time as well as vote at the appropriate times during the Meeting. See “Appointment of a Third Party as Proxy” below for additional information on voting at the Meeting, appointing yourself as a proxyholder and, where applicable, registering with Computershare.

If you attend the Meeting online, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. You will need the latest versions of Chrome, Safari, Edge or Firefox (please do not use any other application as they may not be compatible with the platform used for the Meeting). Internal network security protocols including firewalls and VPN connections may block access to the online platform. If you are experiencing any difficulty connecting to the Meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedure.

Following the Meeting, the webcast of the Meeting will also be accessible on the Company’s website at www.brp.com until next year’s annual meeting of shareholders.

How do I vote?

1.	Voting by proxy before the Meeting

You may vote before the Meeting by completing your form of proxy or voting instruction form in accordance with the instructions provided therein. Non-registered shareholders should also carefully follow all instructions provided by their intermediaries to ensure that their Shares are voted at the Meeting.

The persons named in the form of proxy provided, namely Messrs. José Boisjoli and Martin Langelier, are respectively Chair of the Board of Directors, President and Chief Executive Officer and Senior Vice-President, General Counsel and Public Affairs of the Company. However, as further described herein, you may choose another person to act as your proxyholder, including someone who is not a holder of Shares of the Company, by inserting another person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy.

Registered shareholders may vote by proxy as follows: by mail, fax, telephone, or over the Internet on Computershare’s proxy voting website.

2022 Proxy Circular

Submitting a proxy by mail, fax, e-mail or through Computershare’s website are the only methods by which a registered shareholder may appoint a person other than the members of the management of the Company named on the form of proxy as proxyholder.

Mail or Fax

Registered shareholders electing to submit a proxy by mail or fax must complete, date and sign the form of proxy. It must then be returned to the Company’s transfer agent, Computershare, either in the postage pre-paid return envelope provided or by fax at 1-866-249-7775 (for shareholders in Canada and in the United States) or at (416) 263-9524 (for shareholders outside Canada and the United States), no later than 11:00 a.m. (Eastern time) on June 1, 2022.

Telephone

Registered shareholders electing to submit a proxy by telephone must do so by using a touchtone telephone. The telephone number to call for shareholders in Canada and in the United States is 1-866-732-VOTE (8683). For shareholders outside Canada and the United States, the telephone number to call is 312-588-4290. Shareholders must follow the instructions, use the form of proxy received from the Company and provide the 15-digit control number located on the form of proxy. Instructions are then conveyed by use of the touchtone selections over the telephone.

Internet

Registered shareholders electing to submit a proxy over the Internet must access the following website: www.investorvote.com.

Registered shareholders must then follow the instructions and refer to the form of proxy received from the Company which contains a 15-digit control number located on the form of proxy. Voting instructions are then conveyed electronically by the shareholder over the Internet.

If you are a non-registered shareholder, you should also carefully follow the instructions provided by your intermediary to ensure that your Shares are voted at the Meeting in accordance with your instructions.

2. Voting at the Meeting

Registered shareholders may vote at the Meeting by completing a ballot online during the Meeting, as further described above. See “How do I attend the Meeting?”.

Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to participate nor vote at the Meeting, but will be able to attend as guests. This is because the Company and its transfer agent do not have a record of the non-registered shareholders of the Company, and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as proxyholder. If you are a non-registered shareholder and wish to vote at the Meeting, you have to appoint yourself as proxyholder, by inserting your own name in the space provided on the voting instruction form sent to you and must follow all of the applicable instructions provided by your intermediary. You must also register as a proxyholder by visiting www.computershare.com/brp by 11:00 a.m. (Eastern time) on June 1, 2022 and provide Computershare with your contact information, so that Computershare may provide you with a control number via email.

In addition, if you are a non-registered shareholder located in the United States and wish to vote at the Meeting, if permitted, you must also submit your legal proxy to Computershare.

See “Appointment of a Third Party as Proxy” and “How do I attend the Meeting?”.

2022 Proxy Circular

How will my proxyholder vote?

The persons named in the form of proxy provided, namely Messrs. José Boisjoli and Martin Langelier, are respectively Chair of the Board of Directors, President and Chief Executive Officer and Senior Vice-President, General Counsel and Public Affairs of the Company. However, as further described herein, you may choose another person to act as your proxyholder, including someone who is not a shareholder of the Company, by inserting another person’s name in the blank space provided in the form of proxy or voting instruction form and following the other applicable steps described in “Appointment of a Third Party as Proxy” below.

On the form of proxy, you may indicate either how you want your proxyholder to vote your Shares, or you can let your proxyholder decide for you. If you have specified on the form of proxy how you want your Shares to be voted on a particular matter (by marking FOR or WITHHOLD), then your proxyholder must vote your Shares accordingly.

If you have not specified on the form of proxy how you want your Shares to be voted on a particular matter, then your proxyholder can vote your Shares as he or she sees fit.

Unless contrary instructions are provided, the voting rights attached to the Multiple Voting Shares and/or Subordinate Voting Shares represented by proxies received by the management of the Company will be voted:

•	FOR the election of all the nominees proposed as directors; and

•	FOR the appointment of Deloitte LLP as independent auditor of the Company and authorizing the Board of Directors to fix their remuneration; and

•	FOR the adoption of the advisory non-binding resolution on the Company’s approach to executive compensation (the “Say-on-Pay Advisory Resolution”).

The enclosed form of proxy gives the persons named in it the authority to use their discretion in voting on amendments or variations to matters identified in the Notice of Meeting. As of the date of this Circular, the management of the Company is not aware of any other matter to be presented at the Meeting. If, however, other matters properly come before the Meeting, the persons named in the enclosed form of proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred upon them by the form of proxy with respect to such matters.

Appointment of a Third Party as Proxy

The following applies to shareholders who wish to appoint a person (a “third party proxyholder”) other than the management nominees set forth in the form of proxy or voting instruction form as proxyholder, including non-registered shareholders who wish to appoint themselves as proxyholder to be able to participate and vote at the Meeting.

Shareholders who wish to appoint a third party proxyholder to attend and participate at the Meeting as their proxy and vote their Shares MUST submit their proxy or voting instruction form (as applicable) appointing such third party proxyholder AND register the third party proxyholder, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a control number that is required to participate and vote at the Meeting. These two steps are further detailed below:

Step 1: Submit your proxy or voting instruction form: To appoint a third party proxyholder, insert such person’s name in the blank space provided in the form of proxy or voting instruction

2022 Proxy Circular

form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form.

Step 2: Register your proxyholder: To register a proxyholder, shareholders MUST visit www.computershare.com/brp by 11:00 a.m. (Eastern time) on June 1, 2022 and provide Computershare with the required proxyholder contact information, so that Computershare may provide the proxyholder with a control number via email. Without a control number, proxyholders will not be able to participate nor vote at the Meeting.

If you are a non-registered shareholder located in the United States and wish to be able to participate and vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Computershare. Requests for registration from non-registered shareholders located in the United States that wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as their proxyholder must be sent by e-mail or by courier to: service@computershare.com (if by e-mail), or Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (if by courier), and in both cases, must be labeled as “legal proxy” and received by no later than 11:00 a.m. (Eastern time) on June 1, 2022.

How can I revoke my proxy?

If you are a registered shareholder, you may revoke your proxy at any time before it is acted upon in any manner permitted by law, including by stating clearly, in writing, that you wish to revoke your proxy and by delivering this written statement to Computershare, no later than the last business day before the day of the Meeting, or to the Chair of the Meeting on the day of the Meeting or any postponement or adjournment thereof.

If you are a non-registered shareholder and wish to revoke previously provided voting instructions, you should follow carefully the instructions provided by your intermediary.

If you have followed the process for participating and voting at the Meeting online, voting at the Meeting online will revoke your previous proxy.

Voting Shares Outstanding and Principal Shareholders

The Company’s authorized share capital consists of an unlimited number of Multiple Voting Shares and Subordinate Voting Shares and an unlimited number of preferred shares issuable in series. As of April 20, 2022, there were 38,108,261 Subordinate Voting Shares and 42,954,979 Multiple Voting Shares issued and outstanding, and no preferred shares were issued and outstanding. Under the Company’s articles, each Subordinate Voting Share carries the right to one vote and each Multiple Voting Shares carries the right to six votes.

The following table discloses the names of the persons or companies who, to the knowledge of the Company, as of April 20, 2022 beneficially owned, or controlled or directed, directly or indirectly, more than 10% of any class or series of the voting securities of the Company:

2022 Proxy Circular

Name	Number of Multiple Voting Shares Owned	Percentage of Outstanding Multiple Voting Shares	Number of Subordinate Voting Shares Owned	Percentage of Outstanding Subordinate Voting Shares	Percentage of Outstanding Shares	Percentage of Total Voting Power

Bain(1)	15,796,615	36.8%	—	—	19.5%	32.0%

Beaudier Group

Beaudier(2)	13,407,688	31.2%	—	—	16.5%	27.2%

4338618(3)	8,937,848	20.8%	—	—	11.0%	18.1%

CDPQ(4)	4,812,828	11.2%	—	—	5.9%	9.8%

Fidelity(5)	—	—	4,027,329	10.6%	5.0%	1.4%

Mackenzie(6)	—	—	4,780,502	12.5%	5.9%	1.6%

(1)

Represents shares held by Bain, whose general partner is Bain Capital Investors, LLC (“BCI”). As a result, BCI may be deemed to share voting and dispositive power with respect to the shares held by Bain. The address of BCI is c/o Bain Capital Private Equity, LP, 200 Clarendon Street, Boston, MA 02116. The address of Bain is Ugland House, Church Street, Georgetown KY1-1104 Cayman islands.

(2)

Beaudier is a portfolio holding company of the Beaudoin family and is controlled by Mr. Laurent Beaudoin, former director and current Chairman Emeritus of the Board of Directors, and his wife Mrs. Claire Bombardier Beaudoin, through holding companies which they control.

(3)

4338618 is a portfolio holding company which is owned by Mrs. Janine Bombardier, Mrs. Huguette B. Fontaine and Mr. J.R. André Bombardier, through respective holding companies which they control and, in the case of Mrs. Janine Bombardier, a trust to her benefit and the benefit of her issue. Mr. Charles Bombardier, the son of Mr. J.R. André Bombardier is currently a director of the Company and will be standing for re-election at the Meeting.

(4)

CDPQ is a long-term institutional investor that manages funds primarily for public and parapublic pension and insurance plans. CDPQ invests these funds globally and across different asset classes namely, equity markets, private equity, infrastructure, real estate and fixed income.

(5)

Based upon an alternative monthly report dated April 9, 2021. Represents shares held by Fidelity Management & Research Company LLC, Fidelity Management Trust Company, Strategic Advisers LLC, Crosby Advisors LLC, FIAM LLC, Fidelity Institutional Asset Management Trust Company, Fidelity Investments Canada ULC and FIL Limited, (collectively, “Fidelity”).

(6)	Based upon an alternative monthly report dated October 4, 2021. Represents shares held by Mackenzie Financial Corporation (“Mackenzie”).

2022 Proxy Circular

BUSINESS OF THE MEETING

Shareholders will be asked to consider and vote on the following matters at the Meeting:

●	the election of the directors of the Company who will serve until the next annual meeting of shareholders or until their successors are elected or appointed (see page 17 of the Circular);

●	the appointment of the independent auditor of the Company (see page 30 of the Circular);

●	to consider the Say-on-Pay Advisory Resolution, as more particularly described in the Circular (see page 32 of the Circular); and

●	such other business as may properly be brought before the Meeting or any adjournment thereof.

The audited annual consolidated financial statements of the Company for Fiscal 2022, along with the notes thereto and the Report of Independent Registered Public Accounting Firm thereon, will be submitted at the Meeting, but no vote thereon is required or expected. These audited annual consolidated financial statements, together with the related management’s discussion and analysis, are available under the Company’s profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and on the Company’s website at ir.brp.com.

Election of Directors

The Company’s articles provide that its board of directors (the “Board of Directors”) shall consist of not less than three (3) and not more than fifteen (15) directors. The Company’s directors are elected annually at the annual meeting of shareholders, except that the Board of Directors can appoint directors in certain circumstances between annual meetings. Each director is expected to hold office until the next annual meeting of shareholders or until his or her successor is elected or appointed.

Mr. Michael Hanley will not be standing for re-election as a director. Information relating to Mr. Hanley is therefore not presented alongside with the information regarding the proposed director nominees, but given that he will act as a director up to the Meeting, information about him can be found in other sections of this Circular, including under the section “Disclosure of Corporate Governance Practices”. During Fiscal 2022, he attended all six (6) of the meetings of the Board of Directors and all five (5) of the meetings of the Audit Committee. He therefore has an attendance rate of 100%.

The Board of Directors is currently comprised of twelve (12) directors and it is proposed that eleven (11) directors be elected at the Meeting. The persons identified in the section “Description of Proposed Director Nominees” will be nominated for election as directors at the Meeting. All such nominees are presently directors of the Company. Shareholders may vote for each proposed director nominee individually.

The Board of Directors adopted a majority voting policy providing that in “uncontested election” of directors, any nominee who receives a greater number of votes “withheld” than votes “for” his or her election will promptly tender his or her resignation to the Chair of the Board of Directors for consideration. Absent exceptional circumstances, the Board of Directors will accept the resignation. A press release disclosing the Board of Directors’ determination (and the reasons for rejecting the resignation, if applicable) shall be issued within 90 days following the date of the meeting of shareholders. A copy of such press release shall be sent concurrently to the TSX. The resignation will become effective when accepted by the Board of Directors. For details regarding the Company’s majority voting policy with respect to the election of directors, see “Disclosure of Corporate Governance Practices - Majority Voting Policy”.

Pursuant to the nomination rights agreement entered into on May 29, 2013 between the Company and the Principal Shareholders (the “Nomination Rights Agreement”), each of Bain, Beaudier Group and

2022 Proxy Circular

CDPQ are entitled to designate three, three and one member(s) of the Board of Directors, respectively. The current member(s) of the Board of Directors so designated are Messrs. Joshua Bekenstein and Nicholas Nomicos for Bain, Messrs. Pierre Beaudoin, Charles Bombardier and Louis Laporte for the Beaudier Group, and Ms. Estelle Métayer for CDPQ. Bain elected not to designate a third board member for election at the Meeting. See “Disclosure of Corporate Governance Practices – Nomination Rights Agreement”.

Unless a proxy specifies that the Shares it represents should be withheld from voting in respect of the election of one or more directors or voted in accordance with the specification in the proxy, the persons named in the form of proxy intend to vote FOR the election of each of the nominees listed in this Circular.

Management of the Company does not expect that any of the nominees will be unable, or for any reason, will become unwilling, to stand for election as director at the Meeting. However, if, for any reason, at or before the time of the Meeting, any of the nominees becomes unable to serve and unless otherwise specified, it is intended that the persons designated in the form of proxy will vote in their discretion for a substitute nominee or nominees.

2022 Proxy Circular

Description of Proposed Director Nominees

PIERRE BEAUDOIN	Director

Age: 59 Québec, Canada Not independent(1) Director since 2019 2021 Voting Results For: 95.10% Withheld: 4.90%

Mr. Beaudoin is a corporate director. Mr. Beaudoin joined the Marine Products division of Bombardier Inc. in 1985. In October 1990, he was appointed Vice-President, Product Development of the Sea-Doo/Ski-Doo division. In 1992, he was appointed Executive Vice-President of the Sea-Doo/Ski-Doo division and became President of Bombardier Inc. in January 1994. In April 1996, he was promoted to President and Chief Operating Officer of Bombardier Recreational Products. In February 2001, he was appointed President of Bombardier Aerospace Services Limited, Business Aircraft and he became President and Chief Operating Officer of Bombardier Aerospace Services Limited in October of the same year. On December 13, 2004, in addition to his duties as President and Chief Operating Officer of Bombardier Aerospace Services Limited, he was appointed Executive Vice-President of Bombardier Inc. and became a member of the board of directors of Bombardier Inc. On June 4, 2008, he was appointed President and Chief Executive Officer of Bombardier Inc. and served until 2015. He became Executive Chairman of the board of directors of Bombardier Inc. in February 2015 and Chairman of the board of directors in July 2017. He is a member of the board of directors of Power Corporation of Canada.

	Board/Committee Membership	Attendance	Other Public Board Membership
	Board of Directors	6/6	Entity	Since
	Human Resources & Compensation Committee	5/5	Power Corporation of Canada	2005
			Bombardier Inc.	2004
	Nominating
	Governance and	5/5
	Social Responsibility
	Committee
		Total: 100%
	Value of Total Compensation Received as Director(2)
	Fiscal 2022:	$217,280

Securities Held as of January 31, 2022(3)

Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Options (#)	Value of Vested In-the- Money Options ($)	Deferred Share Units (#)	Market Value of Deferred Share Units(4) ($)	Total Market Value of Securities Held(4) ($)
-	-	-	-	-	-	3,539	373,895	373,895
	Total ownership as multiple of retainer as at January 31, 2022 (Target: 5x annual base cash retainer)(5): 4.2x(6)
Notes

(1)

Mr. Pierre Beaudoin is not considered independent as he is the son of Claire Bombardier Beaudoin and Laurent Beaudoin, who both control Beaudier, a Principal Shareholder, through holding companies which they control. Mr. Beaudoin is also the nephew of Janine Bombardier, Huguette Bombardier Fontaine and J.R. André Bombardier, who own 4338618, a Principal Shareholder, through holding companies which they control.

(2)	For a complete itemization of the compensation, see “Compensation of Directors”.
(3)

Mr. Beaudoin does not personally own any voting securities of the Company. For details regarding Beaudier’s ownership of voting securities of the Company, see “General Information– Voting Shares Outstanding and Principal Shareholders”

(4)	Based on the closing price of the Subordinate Voting Shares on the TSX ($105.65) on January 31, 2022, being the last trading day before the end of Fiscal 2022.
(5)

Equity ownership was assessed as at January 31, 2022, based on the closing price of the Subordinate Voting Shares on the TSX on that date ($105.65), converted to U.S. dollars based on the daily rate of exchange published by Refinitiv on January 31, 2022, (U.S.$1.00 = $1.2696). For further details on the share ownership guidelines applicable to non-employees directors, see “Share Ownership Guidelines for Non-Employee Directors”.

(6)	Mr. Beaudoin’s transition period to meet the minimum share ownership runs until March 23, 2026. See “Share Ownership Guidelines for Non-Employee Directors”.

2022 Proxy Circular

JOSHUA BEKENSTEIN	Director

Age: 63 Massachusetts, U.S.A. Not independent(1) Director since 2003 2021 Voting Results For: 92.40% Withheld: 7.60%

Mr. Bekenstein is a Managing Director and Co-Chairman at Bain Capital. Prior to joining Bain Capital in 1984, Mr. Bekenstein spent several years at Bain & Company, Inc., where he was involved with companies in a variety of industries. Mr. Bekenstein is a member of the board of directors and the Nominating and Governance Committee of Canada Goose Holdings Inc. He is also a member of the board of directors and the Human Resources and Compensation Committee of Dollarama Inc. He also serves as a director of Bright Horizons Family Solutions Inc., for which he is a member of the Compensation Committee. Mr. Bekenstein received a Bachelor of Arts from Yale University and a Master of Business Administration (MBA) from Harvard Business School.

	Board/Committee Membership	Attendance	Other Public Board Membership
	Board of Directors	6/6	Entity	Since
	Human Resources & Compensation Committee		Canada Goose Holdings Inc.(2)	2017
		5/5	Bright Horizons Family	2013
			Solutions Inc.(2)
	Nominating		Dollarama Inc.(2)	2009
	Governance and	5/5
	Social Responsibility
	Committee
		Total: 100%
	Value of Total Compensation Received as Director(3)
	Fiscal 2022:	$217,280

Securities Held or Controlled as of January 31, 2022(4)
Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Options (#)	Value of Vested In- the-Money Options ($)	Deferred Share Units (#)	Market Value of Deferred Share Units(5) ($)	Total Market Value of Securities Held(5) ($)
-	-	-	-	-	-	3,539	373,895	373,895

          Total ownership as multiple of retainer as at January 31, 2022 (Target: 5x annual base cash retainer)(6): 4.2x(7)

Notes

(1)	Mr. Bekenstein is not considered independent because of his relationship with BCI. For details regarding BCI, see “General Information – Voting Shares Outstanding and Principal Shareholders”.
(2)

Bright Horizons Family Solutions Inc. is a public company since January 2013 but Mr. Bekenstein has been on the board of directors since 1986. Dollarama Inc. is a public company since October 2009 but Mr. Bekenstein has been on the board of directors since 2004. Canada Goose Holdings Inc. is a public company since 2017 but Mr. Bekenstein has been on the board of directors since 2013.

(3) (4)

For a complete itemization of the compensation, see “Compensation of Directors”.

Mr. Bekenstein does not personally own any voting securities of the Company. Mr. Bekenstein is a Managing Director and the Co-Chairman of BCI and as a result may be deemed to share beneficial ownership of the shares held by Bain. For details regarding BCI and Bain’s ownership of voting securities of the Company, see “General Information– Voting Shares Outstanding and Principal Shareholders”.

(5)	Based on the closing price of the Subordinate Voting Shares on the TSX ($105.65) on January 31, 2022, being the last trading day before the end of Fiscal 2022.
(6)

Equity ownership was assessed as at January 31, 2022, based on the closing price of the Subordinate Voting Shares on the TSX on that date ($105.65), converted to U.S. dollars based on the daily rate of exchange published by Refinitiv on January 31, 2022 (U.S.$1.00 = $1.2696). For further details on the share ownership guidelines applicable to non-employees directors, see “Share Ownership Guidelines for Non-Employee Directors”.

(7)	Mr. Bekenstein’s transition period to meet the minimum share ownership runs until March 23, 2026. See “Share Ownership Guidelines for Non-Employee Directors”.

2022 Proxy Circular

JOSÉ BOISJOLI	Chair of the Board of Directors, President and Chief Executive Officer
Age: 64 Québec, Canada Not independent(1) Director since 2011 2021 Voting Results For: 99.01% Withheld: 0.99%

Mr. Boisjoli is Chair of the Board of Directors of BRP since 2019 and President and Chief Executive Officer of BRP since December 2003, when BRP became a standalone company. In October 1998, Mr. Boisjoli was named President of the Snowmobile and Watercraft division, the largest division of Bombardier Recreational Products Inc. In April 2001, he was given the added responsibility of managing the ATV division. Mr. Boisjoli joined Bombardier Recreational Products Inc. in 1989, after eight years in the pharmaceutical and road safety equipment industries. Mr. Boisjoli served on the board of directors of McCain Foods Group Inc. from January 2018 to February 2022. Mr. Boisjoli received a Bachelor of Engineering from the Université de Sherbrooke. In April 2005, Mr. Boisjoli received the prestigious titles of Executive of the Year by Powersports Magazine, the most important powersports magazine in the United States, as Entrepreneur of the Year, Québec, by EY in 2014 and was also named CEO of the year 2017 by the Canadian business newspaper Les Affaires.

	Board/Committee Membership	Attendance	Other Public Board Membership
	Board of Directors	6/6	Entity	Since
	Investment and Risk Committee	5/5	N/A	N/A
Total: 100%
Value of Total Compensation Received as Director(2)
	Fiscal 2022:	Nil

Securities Held or Controlled as of January 31, 2022
Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares(3) ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Options (#)	Value of Vested In- the-Money Options ($)(3)	Deferred Share Units (#)	Market Value of Deferred Share Units ($)	Total Market Value of Securities Held(4)(5) ($)

1,000,350	105,686,978	-	-	647,575	-	-	-	105,686,978
	Total ownership as multiple of base salary as at January 31, 2022 (Target: 5x annual base salary): 90.6x(5)

Notes
(1)	Mr. Boisjoli is not independent as he is President and Chief Executive Officer of the Company.
(2)	No compensation was paid to directors who are employees of the Company. For further information, see “Compensation of Directors”.
(3)

On October 4, 2021, Mr. Boisjoli exercised all of his vested in-the-money options to acquire 1,041,525 Subordinate Voting Shares and sold such Subordinate Voting Shares through the facilities of an investment dealer. Mr. Boisjoli used the proceeds therefrom for investment diversification purposes. The Subordinate Voting Shares sold by Mr. Boisjoli represented approximately a third in value of his total equity interest in the Company.

(4)	Based on the closing price of the Subordinate Voting Shares on the TSX ($105.65) on January 31, 2022, being the last trading day before the end of Fiscal 2022.
(5)	For further details on the share ownership requirements for certain executives, such as Mr. Boisjoli, see “Share Ownership Requirements”.

2022 Proxy Circular

CHARLES BOMBARDIER	Director

Mr. Bombardier is a corporate director. For over twenty years, he has served as President for Gestion Charles Bombardier as well as other private Canadian companies. Between 2018 and 2019, he also worked as senior consultant for the International Civil Aviation Organization (ICAO). In addition, since November 2016, Mr. Bombardier is conducting research at the Université de Sherbrooke, where he develops neurofeedback systems applied to new product development. Mr. Bombardier is a Canadian engineer and holds a Bachelor’s and a Master’s of science degrees from the École de Technologie Supérieure and a certificate in board governance from Université Laval. He is a member of the board of directors of Bombardier Inc.

Age: 48 Québec, Canada Not independent(1) Director since 2020 2021 Voting Results For: 99.47% Withheld: 0.53%	Board/Committee Membership	Attendance	Other Public Board Membership
	Board of Directors	6/6	Entity	Since
	Investment and Risk Committee	5/5	Bombardier Inc.	2019
		Total: 100%
	Value of Total Compensation Received as Director(2)
	Fiscal 2022:	$204,075

Securities Held as of January 31, 2022
Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Options (#)	Value of Vested In-the- Money Options ($)	Deferred Share Units (#)	Market Value of Deferred Share Units(3) ($)	Total Market Value of Securities Held(3) ($)

-	-	-	-	-	-	2,557	270,148	270,148
	Total ownership as multiple of retainer as at January 31, 2022 (Target: 5x annual base cash retainer)(4): 3.5x(5)

Notes
(1)

Mr. Bombardier is not considered independent as he is the son of J. R. André Bombardier, who is part of the management of 4338618, a Principal Shareholder. Mr. Bombardier is also the nephew of Claire Bombardier Beaudoin and Laurent Beaudoin, former director and current Chairman Emeritus of the Board of Directors, and who both control Beaudier, a Principal Shareholder, through holding companies which they control.

(2)	For a complete itemization of the compensation, see “Compensation of Directors”.
(3)	Based on the closing price of the Subordinate Voting Shares on the TSX ($105.65) on January 31, 2022, being the last trading day before the end of Fiscal 2022.
(4)

Equity ownership was assessed as at January 31, 2022, based on the closing price of the Subordinate Voting Shares on the TSX on that date ($105.65), converted to U.S. dollars based on the daily rate of exchange published by Refinitiv on January 31, 2022 (U.S.$1.00 = $1.2696). For further details on the share ownership guidelines applicable to non-employees directors, see “Share Ownership Guidelines for Non-Employee Directors”.

(5)	Mr. Bombardier’s transition period to meet the minimum share ownership runs until March 23, 2026. See “Share Ownership Guidelines for Non-Employee Directors”.

2022 Proxy Circular

ERNESTO M. HERNÁNDEZ	Director

Mr. Hernández is a corporate director who has over 40 years of engineering sales, marketing and operations experience in the automotive industry. After starting his career at General Motors (Mexico) in 1980 as a Development Engineer, he worked in several positions including Engineering Manager, Executive Engineer, and Marketing Director. In 2003, he was appointed Vice-President of General Motors de México and Executive Director of Sales, Service and Marketing, where he successfully led the commercial operations of various brands including Chevrolet, Buick, GMC and Cadillac. In 2011, he took the helm as the first Mexican national to be appointed President and Managing Director. He held this role until September 2019 and retired in January 2020. During his tenure, Ernesto M. Hernández managed both the commercial and manufacturing sides of General Motors’ operations in Mexico, Central America and the Caribbean. He sits on the board of directors of Constellation Brands, Inc. and is a member of its Human Resources Committee. He also sits on the board of directors of Dana Incorporated and is a member of its Compensation Committee as well as its Technology and Sustainability Committee. He currently serves in various Chambers of Commerce and Business Councils. Mr. Hernández was an independent director on the board of directors of Grupo KUO, S.A.B. de C.V., DINE, S.A.B. de C.V., and Corporación Zapata, S.A. de C.V. from April 2020 to January 2022.

Age: 64 State of Mexico, Mexico Independent Director since 2020 2021 Voting Results For: 99.90% Withheld: 0.10%	Board/Committee Membership	Attendance	Other Public Board Membership
	Board of Directors	6/6	Entity	Since
	Investment and Risk Committee	5/5	Constellation Brands, Inc.	2014
			Dana Incorporated	2022
		Total: 100%
	Value of Total Compensation Received as Director(1)
	Fiscal 2022:	$203,546

Securities Held or Controlled as of January 31, 2022
Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Options (#)	Value of Vested In-the- Money Options ($)	Deferred Share Units (#)	Market Value of Deferred Share Units(2) ($)	Total Market Value of Securities Held(2) ($)

-	-	-	-	-	-	1,538	162,490	162,490
Total ownership as multiple of retainer as at January 31, 2022 (Target: 5x annual base cash retainer)(3): 2.1x(4)

Notes
(1)	For a complete itemization of the compensation, see “Compensation of Directors”.
(2)	Based on the closing price of the Subordinate Voting Shares on the TSX ($105.65) on January 31, 2022, being the last trading day before the end of Fiscal 2022.
(3)

Equity ownership was assessed as at January 31, 2022, based on the closing price of the Subordinate Voting Shares on the TSX on that date ($105.65), converted to U.S. dollars based on the daily rate of exchange published by Refinitiv on January 31, 2022 (U.S.$1.00 = $1.2696). For further details on the share ownership guidelines applicable to non-employees directors, see “Share Ownership Guidelines for Non-Employee Directors”.

(4)

Mr. Hernández joined the Board of Directors on November 30, 2020. His transition period to meet the minimum share ownership runs until November 29, 2025. See “Share Ownership Guidelines for Non-Employee Directors”.

2022 Proxy Circular

KATHERINE KOUNTZE	Director

Age: 59 Massachusetts, U.S.A. Independent Director since 2020 2021 Voting Results For: 99.97% Withheld: 0.03%

Ms. Kountze has held various senior IT leadership positions across her 25+ years working in the technology field. Since April 2022, she is the Chief Information Officer (CIO) for Bose Corporation, a consumer retail company that develops sound solutions for entertainment, home audio, aviation, and automotive industries. Before joining Bose Corporation, Ms. Kountze was the Chief Information Officer for DentaQuest, an oral health care company that provides oral health care benefits and delivers oral care from 2021 to 2022. Between 2012 and 2021, Ms. Kountze was also Senior Vice-President and Chief Information Officer (CIO) for Eversource Energy, the largest provider of electric, gas and water services in the New England area of the United States, where she held that position for 11 years and prior to that Ms. Kountze spent 2 years as the Vice-President and CIO for United Illuminating Company, an electric utility company in Connecticut. She is the Chair for the Boston CIO Leadership Council and a member of the Massachusetts Cybersecurity Council, a cybersecurity advisory group for the Governor of Massachusetts. Ms. Kountze serves on the board of The Children’s Place Inc. and is a member of its Audit Committee since November 2021. She has won several awards including: 2021 Top Women in Energy, 2021 Diversity Women Elite 100, Most Impactful Black Women in Boston 2021, 2017 CIO of the Year, and 2015 Women Leading Stem Award. Ms. Kountze holds a bachelor’s degree in actuarial Math and Science and a master’s degree in Computer Science.

	Board/Committee Membership	Attendance	Other Public Board Membership
	Board of Directors	6/6	Entity	Since
	Audit Committee	5/5	The Children’s Place Inc.	2021
		Total: 100%
	Value of Total Compensation Received as Director(1)
	Fiscal 2022:	$203,546

Securities Held or Controlled as of January 31, 2022
Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Options (#)	Value of Vested In-the- Money Options ($)	Deferred Share Units (#)	Market Value of Deferred Share Units(2) ($)	Total Market Value of Securities Held(2) ($)

-	-	-	-	-	-	1,538	162,490	162,490

Total ownership as multiple of retainer as at January 31, 2022 (Target: 5x annual base cash retainer)(3): 2.1x(4)

Notes
(1)	For a complete itemization of the compensation, see “Compensation of Directors”.
(2)	Based on the closing price of the Subordinate Voting Shares on the TSX ($105.65) on January 31, 2022, being the last trading day before the end of Fiscal 2022.
(3)

Equity ownership was assessed as at January 31, 2022, based on the closing price of the Subordinate Voting Shares on the TSX on that date ($105.65), converted to U.S. dollars based on the daily rate of exchange published by Refinitiv on January 31, 2022 (U.S.$1.00 = $1.2696). For further details on the share ownership guidelines applicable to non-employees directors, see “Share Ownership Guidelines for Non-Employee Directors”.

(4)

Ms. Kountze joined the Board of Directors on November 30, 2020. Her transition period to meet the minimum share ownership runs until November 29, 2025. See “Share Ownership Guidelines for Non-Employee Directors”.

2022 Proxy Circular

LOUIS LAPORTE	Director

Mr. Laporte is President of GL Capital Inc. since 2019. Mr. Laporte was the Executive Vice-President of Beaudier Inc., a private holding company and a holder of Multiple Voting Shares, from 2004 to 2019. In 2003, Mr. Laporte managed for Beaudier Group the acquisition of the recreational products business of Bombardier Inc. Prior to 2003, Mr. Laporte was the owner and operator of a number of privately held companies, such as Dudley Inc., one of Canada’s leading lock manufacturers and distributors, and AMT Marine Inc., a manufacturer, subcontractor and supplier of Sea-Doo jet boats, where he contributed to the production and participated in the initial design and engineering of the Sea-Doo jet boat for BRP Inc. Mr. Laporte is and has been a director of several privately-owned companies. Mr. Laporte holds a Bachelor of Accounting Sciences from the Université du Québec à Montréal (UQAM) and a Bachelor of Commerce from McGill University. Mr. Laporte is a chartered professional accountant.

Age: 61 Québec, Canada Not independent(1) Director since 2013 2021 Voting Results For: 99.47% Withheld: 0.53%	Board/Committee Membership	Attendance	Other Public Board Membership
	Board of Directors	6/6	Entity	Since

	Investment and	5/5	N/A	N/A
Risk Committee
Total: 100%
Value of Total Compensation Received as Director(2)
	Fiscal 2022:	$204,584

Securities Held or Controlled as of January 31, 2022(3)
Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Options (#)	Value of Vested In-the- Money Options ($)	Deferred Share Units (#)	Market Value of Deferred Share Units(4) ($)	Total Market Value of Securities Held(4) ($)

-	-	-	-	-	-	3,539	373,895	373,895

Total ownership as multiple of retainer as at January 31, 2022 (Target: 5x annual base cash retainer)(5): 4.9x(6)

Notes
(1)

Mr. Laporte is not considered independent as he is the husband of Nicole Beaudoin, the daughter of Claire Bombardier Beaudoin and Laurent Beaudoin, who both control Beaudier, a Principal Shareholder, through holding companies which they control. Nicole Beaudoin, the wife of Mr. Laporte, is also the niece of Janine Bombardier, Huguette Bombardier Fontaine and J.R. André Bombardier, who own 4338618, a Principal Shareholder, through holding companies which they control.

(2)	For a complete itemization of the compensation, see “Compensation of Directors”.
(3)

Mr. Louis Laporte does not personally own any voting securities of the Company. For details regarding Beaudier’s ownership of voting securities of the Company, see “General Information– Voting Shares Outstanding and Principal Shareholders”.

(4)	Based on the closing price of the Subordinate Voting Shares on the TSX ($105.65) on January 31, 2022, being the last trading day before the end of Fiscal 2022.
(5)

Equity ownership was assessed as at January 31, 2022, based on the closing price of the Subordinate Voting Shares on the TSX on that date ($105.65), converted to U.S. dollars based on the daily rate of exchange published by Refinitiv on January 31, 2022 (U.S.$1.00 = $1.2696). For further details on the share ownership guidelines applicable to non-employees directors, see “Share Ownership Guidelines for Non-Employee Directors”.

(6)	Mr. Laporte’s transition period to meet the minimum share ownership runs until March 23, 2026. See “Share Ownership Guidelines for Non-Employee Directors”.

2022 Proxy Circular

ESTELLE MÉTAYER	Director

Age: 52 Québec, Canada Independent Director since 2014 2021 Voting Results For: 97.00% Withheld: 3.00%

Ms. Métayer is the president of EM Strategy Inc. and an adjunct professor at McGill University. She currently serves on the board of directors, sits on the Human Resources and Compensation Committee, the Strategy Committee and chairs the Investment Committee of Audemars Piguet Holding S.A. (Switzerland). She also serves on the board of Ivanhoe Cambridge inc. (Canada) for which she is a member of the Human Resources and Compensation Committee and chairs the Governance and Ethics Committee, the board of Martur Fompak International (Turkey) for which she is a member of the Audit Committee, and the board of Cookit (Canada) where she chairs the Compensation, Human Resources and Governance Committee. She serves on the advisory board of Groupe Sélection (Canada) and LifeScore Limited (UK). She also served on the boards of directors of Agropur (Canada) between 2020 and 2022, Blockstream Corporation (Montreal/Silicon Valley) between 2016 and 2018, Zag Bank (Canada) between 2015 and 2017 and Ubisoft Entertainment SA between 2012 and 2016 where she chaired the Compensation Committee. Ms. Métayer worked at the ING Bank (Netherlands), Bouygues (France), and in Canada at McKinsey & Company, CAE Inc., and Competia Inc. which she founded and sold in 2004. Ms. Métayer is a certified director of the Institut Français des Administrateurs and attended the High Performing Boards Program at Harvard Business School. She was trained in the Netherlands, where she obtained her MBA and Drs. from the University of Nijenrode.

	Board/Committee Membership	Attendance	Other Public Board Membership
	Board of Directors	6/6	Entity	Since
	Audit Committee	5/5	N/A	N/A
Total: 100%
Value of Total Compensation Received as Director(1)
	Fiscal 2022:	$215,357

Securities Held or Controlled as of January 31, 2022
Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Options (#)	Value of Vested In-the- Money Options ($)	Deferred Share Units (#)	Market Value of Deferred Share Units(2) ($)	Total Market Value of Securities Held(2) ($)

-	-	-	-	-	-	24,321	2,569,514	2,569,514

Total ownership as multiple of retainer as at January 31, 2022 (Target: 5x annual base cash retainer)(3): 33.7x

Notes
(1)	For a complete itemization of the compensation, see “Compensation of Directors”.
(2)	Based on the closing price of the Subordinate Voting Shares on the TSX ($105.65) on January 31, 2022, being the last trading day before the end of Fiscal 2022.
(3)

Equity ownership was assessed as at January 31, 2022, based on the closing price of the Subordinate Voting Shares on the TSX on that date ($105.65), converted to U.S. dollars based on the daily rate of exchange published by Refinitiv on January 31, 2022 (U.S.$1.00 = $1.2696). For further details on the share ownership guidelines applicable to non-employees directors, see “Share Ownership Guidelines for Non-Employee Directors”.

2022 Proxy Circular

NICHOLAS NOMICOS	Director
Age: 59 Massachusetts, U.S.A. Independent Director from 2004 – 2015(1) & 2016 – present(1) 2021 Voting Results For: 97.02% Withheld: 2.98%

Mr. Nomicos is a Senior Advisor of Nonantum Capital Partners, LLC, a middle market private equity firm that he founded with other executives in 2018. Prior to that, Mr. Nomicos was at Bain Capital Investors, LLC where he worked from 1999 to 2016 as an Operating Partner focused on investments in the manufacturing and consumer product sectors and as a Managing Director of Bain Capital Credit, LP, the credit arm of Bain Capital Investors, LLC. Previously, Mr. Nomicos was a senior corporate development and manufacturing executive at Oak Industries Inc., and he spent several years at Bain & Company, Inc. where he was an engagement manager. Mr. Nomicos serves on the board of directors and is a member of the Audit Committee of Dollarama Inc. He received a Master of Business Administration (MBA) from Harvard Business School and a Bachelor of Science in Engineering from Princeton University.

	Board/Committee Membership	Attendance	Other Public Board Membership
	Board of Directors	6/6	Entity	Since
	Audit Committee	5/5	Dollarama Inc.(2)	2009
		Total: 100%
	Value of Total Compensation Received as Director(3)
	Fiscal 2022:	$204,584

Securities Held or Controlled as of January 31, 2022
Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Options (#)	Value of Vested In-the- Money Options ($)	Deferred Share Units (#)	Market Value of Deferred Share Units(4) ($)	Total Market Value of Securities Held(4) ($)
-	-	-	-	-	-	3,539	373,895	373,895

Total ownership as multiple of retainer as at January 31, 2022 (Target: 5x annual base cash retainer)(5): 4.9x(6)

Notes
(1)	Mr. Nomicos served a first term as director from 2004 to 2015, and was re-appointed to the board of directors in December 2016.
(2)	Dollarama Inc. is a public company since October 2009 but Mr. Nomicos has been on the board of directors since 2004.
(3)	For a complete itemization of the compensation, see “Compensation of Directors”.
(4)	Based on the closing price of the Subordinate Voting Shares on the TSX ($105.65) on January 31, 2022, being the last trading day before the end of Fiscal 2022.
(5)

Equity ownership was assessed as at January 31, 2022, based on the closing price of the Subordinate Voting Shares on the TSX on that date ($105.65), converted to U.S. dollars based on the daily rate of exchange published by Refinitiv on January 31, 2022 (U.S.$1.00 = $1.2696). For further details on the share ownership guidelines applicable to non-employees directors, see “Share Ownership Guidelines for Non-Employee Directors”.

(6)

Mr. Nomicos became an independent director as of January 18, 2021. His transition period to meet the minimum share ownership runs until January 17, 2026. See “Share Ownership Guidelines for Non-Employee Directors”.

2022 Proxy Circular

EDWARD PHILIP	Director

Age: 56 Massachusetts, U.S.A. Independent Director since 2005 2021 Voting Results For: 97.93% Withheld: 2.07%

Mr. Philip is a corporate director. He served as the Chief Operating Officer of Partners in Health (a non-profit health care organization) from 2013 until 2017. In addition, Mr. Philip was a Special Partner at Highland Consumer Fund (consumer-oriented private equity fund), serving in this role from 2013 until 2017. He served as Managing General Partner at Highland Consumer Fund from 2006 to 2013. Prior thereto, Mr. Philip served as President and Chief Executive Officer of Decision Matrix Group, Inc. (research and consulting firm) from 2004 to 2005. Prior to joining Decision Matrix Group, Inc., he was Senior Vice-President of Terra Networks, S.A. (global Internet company) from 2000 to 2004. In 1995, Mr. Philip joined Lycos, Inc. (an Internet service provider and search company) as one of its founding members. At Lycos, Inc., Mr. Philip held the positions of President, Chief Operating Officer and Chief Financial Officer at different times. Prior to joining Lycos, Inc., Mr. Philip was the Vice-President of Finance for The Walt Disney Company, and prior thereto Mr. Philip spent a number of years in investment banking. He sits on the board of directors of Hasbro, Inc. and on its Compensation Committee, Executive Committee and is the Chairman of its Nominating, Governance and Social Responsibility Committee. Mr. Philip is also the Non-Executive Chairman of United Airlines Holdings, Inc. and sits on its Audit Committee, and is also Chairman of its Executive Committee and of its Nominating and Governance Committee. In addition, he is on the board of directors, a member of the Compensation Committee and Chairman of the Audit Committee of Blade Air Mobility, Inc., a technology-powered, global air mobility platform. Mr. Philip received a B.S. in Economics and Mathematics from Vanderbilt University and holds a Master of Business Administration from Harvard Business School.

	Board/Committee Membership	Attendance	Other Public Board Membership
	Board of Directors	6/6	Entity	Since
	Human Resources & Compensation	5/5	Blade Air Mobility, Inc. (previously Experience Investment Corp.)	2019
	Committee(1)
	Nominating Governance and Social	5/5	United Airlines Holdings, Inc.	2016
	Responsibility
	Committee(1)		Hasbro, Inc.	2002
		Total: 100%
	Value of Total Compensation Received as Director(2)
	Fiscal 2022:	$268,021

Securities Held or Controlled as of January 31, 2022
Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares(3) ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Options (#)	Value of Vested In- the-Money Options ($)	Deferred Share Units (#)	Market Value of Deferred Share Units(3) ($)	Total Market Value of Securities Held(3) ($)
5,025	530,891	-	-	-	-	27,947	2,952,601	3,483,492

		Total ownership as multiple of retainer as at January 31, 2022 (Target: 5x annual base cash retainer)(4): 27.4x

Notes
(1)	Mr. Philip is the Chair of the Human Resources & Compensation Committee and the Nominating Governance and Social Responsibility Committee.
(2)	For a complete itemization of the compensation, see “Compensation of Directors”.
(3)	Based on the closing price of the Subordinate Voting Shares on the TSX ($105.65) on January 31, 2022, being the last trading day before the end of Fiscal 2022.
(4)

Equity ownership was assessed as at January 31, 2022, based on the closing price of the Subordinate Voting Shares on the TSX on that date ($105.65), converted to U.S. dollars based on the daily rate of exchange published by Refinitiv on January 31, 2022 (U.S.$1.00 = $1.2696). For further details on the share ownership guidelines applicable to non-employees directors, see “Share Ownership Guidelines for Non-Employee Directors”.

2022 Proxy Circular

BARBARA SAMARDZICH	Director

Age: 63 Michigan, U.S.A. Independent Director since 2017 2021 Voting Results For: 99.34% Withheld: 0.66%

Ms. Samardzich is a corporate director. Ms. Samardzich previously held various senior leadership positions across her 26-year career with Ford Motor Company. Before retiring in 2016, she was the Vice-President and Chief Operating Officer of Ford Europe leading a team of over 30,000 employees. In previous years, she served as Vice-President, Product Development; Vice-President, Global Powertrain Engineering and held various roles in powertrain and vehicle engineering within Ford. She has also worked in various engineering roles at Westinghouse Electric Corporation. Ms. Samardzich sits on the board of directors of several companies including Adient plc (Ireland); and chairs its Compensation Committee and is a member of its Audit Committee. She has won many awards including CBTNews “Leading Women in Automotive in 2019” and 2016 Automotive News Europe “25 Leading Women in the European Auto Industry”. Ms. Samardzich holds a Bachelor of Science in Mechanical Engineering from the University of Florida, a Master of Science in Mechanical Engineering from Carnegie Mellon University, and a Master of Science in Engineering Management from Wayne State University.

	Board/Committee Membership	Attendance	Other Public Board Membership
	Board of Directors	6/6	Entity	Since
Investment & Risk
	Committee(1)	5/5	Adient plc	2016
Human Resources
	& Compensation	5/5
Committee
Nominating
	Governance and Social	5/5
Responsibility
Committee
Total: 100%
Value of Total Compensation Received as Director(2)
	Fiscal 2022:	$252,055

Securities Held or Controlled as of January 31, 2022
Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Options (#)	Value of Vested In-the- Money Options ($)	Deferred Share Units (#)	Market Value of Deferred Share Units(3) ($)	Total Market Value of Securities Held(3) ($)
-	-	-	-	-	-	9,393	992,370	992,370

Total ownership as multiple of retainer as at January 31, 2022 (Target: 5x annual base cash retainer)(4): 8.2x

Notes
(1)	Ms. Samardzich is Chair of the Investment & Risk Committee.
(2)	For a complete itemization of the compensation, see “Compensation of Directors”.
(3)	Based on the closing price of the Subordinate Voting Shares on the TSX ($105.65) on January 31, 2022, being the last trading day before the end of Fiscal 2022.
(4)

Equity ownership was assessed as at January 31, 2022, based on the closing price of the Subordinate Voting Shares on the TSX on that date ($105.65), converted to U.S. dollars based on the daily rate of exchange published by Refinitiv on January 31, 2022 (U.S.$1.00 = $1.2696). For further details on the share ownership guidelines applicable to non-employees directors, see “Share Ownership Guidelines for Non-Employee Directors”.

2022 Proxy Circular

Cease Trade Orders

To the knowledge of the Company and based upon information provided by the proposed director nominees, none of the Company’s proposed director nominees is, as at the date of this Circular, or has been, within the 10 years prior to the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that, while such person was acting in that capacity (or after such person ceased to act in that capacity but resulting from an event that occurred while that person was acting in such capacity), was the subject of a cease trade order, an order similar to a cease trade order, or an order that denied the company access to any exemption under securities legislation, in each case, for a period of more than 30 consecutive days.

Bankruptcies

To the knowledge of the Company and based upon information provided by the proposed director nominees, none of the Company’s proposed director nominees is, as at the date of this Circular, or has been, within the 10 years prior to the date of this Circular, a director or executive officer of any company (including the Company), that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or comprise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for (i) Louis Laporte who was a board member up until July 2018 of Canest Transit Inc., which had a receiver manager appointed to hold its assets in June 2019 and (ii) Joshua Bekenstein who was a director of Toys “R” Us, Inc. from 2005 to 2019, which filed for bankruptcy in September 2017, and who was from 2010 to 2017 a director of The Gymboree Corporation, which filed for bankruptcy in June 2017.

To the knowledge of the Company and based upon information provided by the proposed director nominees, none of the Company’s proposed director nominees has, within the 10 years prior to the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or comprise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Securities Penalties or Sanctions

To the knowledge of the Company and based upon information provided by the proposed director nominees, none of the Company’s proposed director nominees has (i) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed nominee director.

Appointment of Independent Auditor

At the Meeting, shareholders will be asked to appoint the firm of Deloitte LLP (“Deloitte”) to hold office as the Company’s independent auditor until the close of the next annual meeting of shareholders.

Deloitte has served as independent auditor of the Company since 2006 and is independent with respect to the Company within the meaning of the Code of Ethics of the Ordre des comptables professionnels agréés du Québec.

The audit committee of the Company (the “Audit Committee”) is responsible for the pre-approval of all and any non-audit services to be provided to the Company or its subsidiary entities by the independent auditor. At least annually, the Audit Committee reviews and confirms the independence of the independent auditor by obtaining statements from the independent auditor on any non-audit services.

2022 Proxy Circular

In considering Deloitte’s appointment and Deloitte’s compensation for audit and permitted non-audit services, the Audit Committee considered a number of factors, including, but not limited to:

• Deloitte is a registered public accounting firm with the Public Company Accounting Oversight Board (United States) (PCAOB) as required by the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley) and the Rules of the PCAOB;

• Deloitte’s independence and its processes for monitoring and maintaining its independence;

• Deloitte’s depth of understanding of BRP’s operations, accounting policies and practices and internal control over financial reporting;

• Deloitte’s performance during its engagement for the fiscal year ended January 31, 2022 and report describing the firm’s internal quality control procedures and the results of recent reviews of the firm’s quality control system including any independent review;

• the professional qualifications and experience of key members of the engagement team, including the lead audit partner, for the audit of the Company’s consolidated financial statements;

• Deloitte’s global footprint and its alignment with BRP’s worldwide business activities;

• the quality of Deloitte’s communications with the Audit Committee regarding the conduct of the audit, and with management with respect to issues identified in the audit, and the consistency of such communications with applicable auditing standards;

• Deloitte’s reputation for integrity and competence in the fields of accounting and auditing; and

• the appropriateness of Deloitte’s fees for audit and non-audit services.

Unless a proxy specifies that the Shares it represents should be withheld from voting in respect of the appointment of the independent auditor or voted in accordance with the specification in the proxy, the persons named in the form of proxy intend to vote FOR the appointment of Deloitte LLP as independent auditor of the Company.

2022 Proxy Circular

For Fiscal 2022 and the fiscal year ended January 31, 2021 (“Fiscal 2021”), the Company was billed the following fees by its independent auditor, Deloitte LLP:

	Fiscal 2022	Fiscal 2021
Audit Fees(1)	4,521,837	3,305,068
Audit Related Fees(2)	603,274	576,069
Tax Fees(3)	122,774	157,049
All Other Fees(4)	-	-

Total Fees Paid	$5,247,885	$4,038,186

(1)	“Audit Fees” include fees necessary to perform the annual audit or quarterly reviews of the consolidated financial statements.

(2)

“Audit Related Fees” include fees for assurance and related services by the independent auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements other than those included in “Audit Fees”, such as advisory on accounting and reporting matters.

(3)	“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax advice and tax planning.

(4)	“Other Fees” include fees for permitted services provided by the independent auditor other than those included above.

Additional details with respect to the Audit Committee and the above-mentioned fees can be found in the section entitled “Audit Committee” of the Company’s AIF, available under the Company’s profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and on the Company’s website at ir.brp.com.

Say-on-Pay Advisory Resolution on Approach to Executive Compensation

The Human Resources & Compensation Committee (the “HRCC”) and the Board of Directors spend considerable time and effort overseeing the implementation of the Company’s executive compensation program, and are satisfied that the policies and programs in place are based on fundamental principles of pay-for-performance aimed at aligning the interests of the senior executive team with those of shareholders and reflecting competitive market practices. This compensation approach allows the Company to attract, retain and motivate high performing executives who will be incentivized to increase business performance and enhance shareholder value on a sustainable basis.

The Board of Directors believes that shareholders should have the opportunity to fully understand the objectives and principles underlying executive compensation decisions made by the Board of Directors and is committed to maintaining an ongoing engagement process with the Company’s shareholders by adopting effective measures to receive shareholder feedback. In this light, at last year’s annual shareholder meeting, shareholders were asked to consider an advisory resolution regarding the Company’s approach to executive compensation, which advisory resolution received the approval of 98.34% of shareholders. This year again, at the Meeting, shareholders will be asked to consider the Say-on-Pay Advisory Resolution regarding the Company’s approach to executive compensation, which is described in further details under the section “Executive Compensation — Discussion and Analysis” starting on page 37 of this Circular. Such section discusses the Company’s executive compensation philosophy, objectives, policies and practices and provides important information on the key components of the Company’s executive compensation program. It explains how the Company’s executive compensation program is based on a pay-for for performance approach that is aligned with the long-term interests of the Company’s shareholders.

As a result, at the Meeting, shareholders will be asked to consider and, if deemed appropriate, adopt the following annual Say-on-Pay Advisory Resolution:

“BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders of the Company accept the approach to executive compensation disclosed in the management proxy circular delivered in advance of the 2022 annual meeting of shareholders of the Company.”

2022 Proxy Circular

As this is an advisory vote, the results will not be binding upon the Board of Directors. However, the HRCC and the Board of Directors will review, analyze and take into account the voting results and the feedback received from the shareholders, as appropriate, when reviewing executive compensation policies and programs in the future. Results of the vote will be disclosed in the report of voting results and related press release and in next year’s management proxy circular to be posted under the Company’s profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company’s website at ir.brp.com shortly after the Meeting.

Unless a proxy specifies that the Shares it represents should be voted against the Say-on-Pay Advisory Resolution or voted in accordance with the specification in the proxy, the persons named in the form of proxy or voting instruction form, as applicable, intend to vote FOR the approval of the Say-on-Pay Advisory Resolution.

2022 Proxy Circular

COMPENSATION OF DIRECTORS

The director compensation program of the Company is designed to (i) attract and retain qualified individuals who possess extensive and relevant experience with other international successful Canadian and U.S. listed companies, (ii) align the compensation of the directors with the interest of the Company’s shareholders through security-based compensation.

All directors of the Company who are not employees of the Company are entitled to receive compensation for their services as directors. As a result, all directors except Mr. José Boisjoli, Chair of the Board of Directors, President and Chief Executive Officer of the Company, are entitled to director compensation. As President and Chief Executive Officer, Mr. José Boisjoli’s compensation is disclosed under “Executive Compensation — Discussion and Analysis”.

The following table outlines the annual compensation to which all non-employee were entitled in Fiscal 2022. For a summary of the total compensation earned by such directors during Fiscal 2022, please refer to the section entitled “Compensation of Directors – Fees Earned by Directors who are not Employees of the Company ”.

Fiscal 2022 Director Compensation

Compensation Amount ($)(1)
Board Member:

Cash Retainer	63,480

Equity Retainer(2)	126,960

Lead Director:	38,088

Committee Chair Cash Retainer:

Audit Committee	19,044

Human Resources & Compensation Committee	19,044

Nominating Governance and Social Responsibility Committee	19,044

Investment and Risk Committee	19,044

Committee Member Cash Retainer

Audit Committee	12,696

Human Resources & Compensation Committee	12,696

Nominating Governance and Social Responsibility Committee	12,696

Investment and Risk Committee	12,696

Per-Meeting Fees	—

(1)

The compensation of directors who are not employees of the Company is paid in U.S. dollars. The amounts shown in the above table have been converted in Canadian dollars using the daily rate of exchange published by Refinitiv on January 31, 2022 (U.S.$1.00 = $1.2696).

(2)	This amount does not include the dollar value of DSUs (defined hereafter) credited as dividend equivalents.

To encourage the alignment of the interests of the directors with those of the shareholders, a Deferred Share Unit Plan (the “DSU Plan”) was implemented on May 29, 2013. The DSU Plan provides that the entirety of the equity retainer to be received by each director who is not an employee of the Company is to be paid in deferred share units (“DSUs”), and further provides that each such director may

2022 Proxy Circular

elect to receive up to 100% of his or her cash retainer in the form of DSUs. Prior to February 1, 2020, only the directors who were independent directors for purposes of NI 52-110 were entitled to receive DSUs under the DSU Plan. Since Fiscal 2021, all directors receiving compensation receive DSUs.

The cash and equity retainers are paid on a quarterly basis and the number of DSUs to be issued is based on the volume weighted average trading price of the Subordinate Voting Shares on the TSX for the five trading days prior to such issuance. The DSUs vest immediately and take the form of a bookkeeping entry credited to the eligible director’s account for as long as he/she remains a director, only to be paid after the director ceases to act as director. If any dividends are paid on the Subordinate Voting Shares, outstanding DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends are paid on the Subordinate Voting Shares. The DSU Plan is not dilutive.

In addition to the compensation described above which is payable to directors who are not employees of the Company, BRP vehicles are made available to the directors in accordance with the Company’s policy applicable to Vice-Presidents of the Company. Directors who are not employees of the Company are also entitled to the reimbursement of travel fees and out-of-pocket expenses as applicable.

The Company does not offer a meeting fee for Board of Directors members. The total retainer is deemed to be the full payment for the role of director.

Fees Earned by Directors who are not Employees of the Company

The following table shows the allocation of fees and the total fees earned by the directors who are not employees of the Company during Fiscal 2022.

	Fees Earned by Directors who are not Employees of the Company(1)

	Board Cash Retainer(2)				Board Equity Retainer(3)		Committees Cash Retainer
Directors	Dollar Value ($)	Amount Elected to be Received in Cash ($)	Amount Elected to be Received in DSUs	Equivalent Number of DSUs	Dollar Value ($)(4)	Equivalent Number of DSUs	Chair of Committee ($)	Committee Member ($)	Total Fees Earned ($)	All Other Compe- sation ($)	Total ($)

Pierre Beaudoin	63,480	63,480	-	-	128,408	1,179	-	25,392	217,280	-	217,280

Joshua Bekenstein	63,480	63,480	-	-	128,408	1,179	-	25,392	217,280	-	217,280

Charles Bombardier	63,480	63,480	-	-	127,899	1,174	-	12,696	204,075	-	204,075

Michael Hanley	101,568(6)	101,568	-	-	141,061	1,298	19,044	12,696	274,369	-	274,369

Ernesto M. Hernández	63,480	63,480	-	-	127,370	1,170	-	12,696	203,546	-	203,546

Katherine Kountze	63,480	63,480	-	-	127,370	1,170	-	12,696	203,546	-	203,546

Louis Laporte	63,480	63,480	-	-	128,408	1,179	-	12,696	204,584	-	204,584

Estelle Métayer	63,480	63,480	-	-	139,181	1,280	-	12,696	215,357	-	215,357

Nicholas Nomicos	63,480	63,480	-	-	128,408	1,179	-	12 696	204,584	-	204,584

Edward Philip	63,480	63,480	-	-	141,061	1,298	38,088	25,392	268,021	-	268,021

Joseph Robbins(5)	15,870	15,870	-	-	32,730	1,179	-	-	48,600	-	48,600

Barbara Samardzich	63,480	63,480	-	-	131,443	1,208	19,044	38,088	252,055	-	252,055

(1)

The compensation of directors who are not employees of the Company is paid in U.S. dollars. The amounts shown in the above table have been converted in Canadian dollars using the daily rate of exchange published by Refinitiv on January 31, 2022 (U.S.$1 = $1.2696).

2022 Proxy Circular

(2)	The cash retainers are paid quarterly.
(3)

The DSUs are credited to board members who are not employees of the Company as of the last day of each fiscal quarter of the Company. On the last day of each fiscal quarter, U.S.$25,000 is converted in Canadian dollar, using the daily rate of exchange published by Refinitiv as of such date, and such amount is divided by the volume weighted average trading price of the Subordinate Voting Shares on the TSX for the five trading days preceding such date in order to determine the number of DSUs to be granted. In addition, if and when dividends are paid on the Subordinate Voting Shares, outstanding DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends are paid on the Subordinate Voting Shares.

(4)	This amount includes the dollar value of DSUs credited as dividend equivalents up to January 31, 2022.
(5)

Mr. Robbins was a member of the Board of Directors from February 2021 until June 2021. As a result, this table reflects the fees he earned for the applicable period of time during which he was a member of the Board of Directors.

(6)	The amount includes Mr. Hanley’s cash retainer as Lead Director.

Share Ownership Guidelines for Non-Employee Directors

The Board of Directors adopted share ownership guidelines according to which each director who is not an employee if the Company is expected to hold at least five times the value of his or her annual base cash compensation in Subordinate Voting Shares and/or DSUs, based on the greater of: (i) the current market price of the Subordinate Voting Shares; and (ii) the closing price of the Subordinate Voting Shares on the date on which the Subordinate Voting Shares or DSUs, as applicable, were acquired. There is a five-year transition period for independent directors to comply from the date of joining the Board of Directors or from the adoption of the guidelines, whichever is greater. In addition, the directors who are not independent directors for purposes of NI 52-110, and who were not subject to the share ownership guidelines prior to its amendment on March 24, 2021 (notably to extend its application to all non-employee directors), have a transition period of 5 years from the date of joining the Board of Directors or from the adoption of the amended share ownership guidelines on March 24, 2021, whichever is greater, to attain the ownership requirement. As at April 20, 2022, all non-employee directors met the expected minimum share ownership, except for (i) Mr. Hernández, who joined the Board of Directors on November 30, 2020 and for whom the transition period runs until November 29, 2025, (ii) Ms. Kountze, who joined the Board of Directors on November 30, 2020 and for whom the transition period runs until November 29, 2025, (iii) Mr. Nomicos, who became an independent director as of January 18, 2021 and for whom the transition period runs until January 17, 2026, and (iv) Messrs. Beaudoin, Bekenstein, Bombardier and Laporte who became subject to the guidelines in March 2021 and whose transition period to meet the minimum share ownership runs until March 23, 2026.

2022 Proxy Circular

EXECUTIVE COMPENSATION — DISCUSSION AND ANALYSIS

The following discussion describes the significant elements of the Company’s executive compensation program, with particular emphasis on the process for determining the compensation payable to the named executive officers (“Named Executive Officer” or “NEOs”), being (i) the Chief Executive Officer (“CEO”), (ii) the Chief Financial Officer (“CFO”), (iii) each of the three other most highly compensated executive officers (or individuals acting in a similar capacity) of the Company, and (iv) each individual who would have been a NEO but for the fact that such individual was neither an executive officer of the Company nor acting in a similar capacity at the end of Fiscal 2022. For Fiscal 2022, the Company’s NEOs were:

•	José Boisjoli, President and CEO;

•	Sébastien Martel, CFO;

•	Sandy Scullion, Senior Vice-President, Global Retail and Services - Powersports;

•	Thomas Uhr, Senior Vice-President, Product Engineering and Manufacturing Operations - Powersports; and

•	Karim Donnez, Senior Vice-President, Marine Group.

Executive Compensation Philosophy and Objectives

The Company’s compensation program is designed to retain, motivate and reward the executive officers for their performance and contribution to the Company’s long-term success, and to align these interests of the executive officers with those of the Company’s shareholders. The Board of Directors seeks to compensate the executive officers by combining short-term cash and long-term equity incentives. It also seeks to reward the achievement of corporate and individual performance objectives and to align executive officers’ incentives with shareholder value creation.

To support the Company’s vision and mission, the executive officers must be fully engaged to innovate and deliver results that meet or exceed expectations from all the Company’s stakeholders, including its shareholders. The Company’s executive officer compensation philosophy is to pay fair, reasonable and competitive compensation with an emphasis on pay-for-performance philosophy.

The Company’s executive officer compensation policy:

•	supports and promotes successful execution of the business strategy;

•	provides executives with competitive rewards and an appropriate pay mix based on a pay for performance philosophy;

•	is designed to attract and engage talented and results-oriented executives with experience in a global business environment;

•	drives desired performance and encourages discretionary effort; and

•	promotes flexibility and agility in managing the business to succeed as a global organization and to adapt to local requirements and culture.

2022 Proxy Circular

Role and Accountabilities of the Human Resources and Compensation Committee

The HRCC is composed of Messrs. Beaudoin, Bekenstein, and Philip and Ms. Samardzich, with Mr. Philip acting as chair. All members of the HRCC have a working familiarity with human resources and compensation matters. The relevant experience of each member of the HRCC is described as part of their respective biographies. See “Business of the Meeting –Election of Directors – Description of Proposed Director Nominees”. Mr. Philip and Ms. Samardzich are considered independent under the standards set forth under Section 1.4 of NI 52-110, whereas Messrs. Beaudoin and Bekenstein are not considered independent under such standards. See “Disclosure of Corporate Governance Practices - Board of Directors - Independence ” for a discussion on the independence of the members of the Board of Directors.

The HRCC plays a critical role in the oversight and governance of the Company’s executive compensation policies and programs. The purpose of the HRCC is to assist and act for the Board of Directors in fulfilling its responsibilities with respect to:

•	the establishment of key human resources and compensation policies, including all incentive and equity-based compensation plans;

•	the performance evaluation of the CEO and the executive officers, and determination of the compensation for the CEO and the executive officers of the Company; and

•	the executive officers’ succession planning, including the oversight over the appointment and evaluation of senior management, but excluding the CEO’s succession.

Under the written charter of the HRCC adopted by the Board of Directors, the HRCC assumes the following responsibilities on matters that are specific to executive compensation:

•

annually reviews and monitors the Chief Executive Officer’s human resources plan, talent management plan and leadership development plan including overall organizational health and effectiveness and employee engagement and review the Chief Executive Officer’s report on the matter;

•

annually reviews and approves a total compensation policy that takes into account, among others, (i) a base salary, (ii) bonus and (iii) other direct and indirect benefits and report to the Board of Directors on these matters;

•	annually reviews and makes recommendations to the Board of Directors with respect to the performance goals and objectives relevant to the Chief Executive Officer and Executive Officers’ compensation;

•

annually reviews and evaluates the performance of the Chief Executive Officer, and the Executives Officers, in each case in light of pre-established performance objectives and reports its conclusions to the Board of Directors;

•

annually reviews the Company’s succession plan for the Executive Officers with the exception of the Chief Executive Officer, including appointment, training and evaluation and reviews any report from the Chief Executive Officer on the succession plan;

•

annually reviews and approves the compensation for the Chief Executive Officer and the Executive Officers, including annual salary, bonus and other direct and indirect benefits, ensures that such compensation realistically reflect their respective responsibilities and, in the Committee’s discretion, recommends any changes to the Board of Directors for consideration;

•

considers, recommends, monitors and approves any benefit plans, retirement plans, bonus, stock savings and incentive plans, and stock option and other medium or long-term incentive plans or certain terms or elements thereof for the Chief Executive Officer and the Executive Officers and oversees the administration of such plans, approves any share reserve in respect of any such plan, and assesses the effectiveness and appropriateness of such plans on an ongoing basis;

•	oversees, identifies and manages risks in relation to compensation policies and practices and reviews public disclosure in this respect; and

2022 Proxy Circular

•	reviews and approves executive compensation disclosure to be included in the management proxy circular or any other document before it is publicly released.

Please refer to the section “Disclosure of Corporate Governance Practices –  Board of Directors Committees and Human Resources and Compensation Committee” for further information regarding the HRCC.

Compensation Consulting Services

Under its charter, the HRCC has the authority to retain and does retain, from time to time, the services of executive compensation consultants to provide independent advice on executive compensation and related governance issues. The HRCC also has the authority to determine and pay the fees of such consultants. All compensation and non-compensation services provided by such independent advisors, consultant and experts to the Company must be pre-approved by the HRCC or its chair.

In September 2021, the HRCC retained the services of Meridian Compensation Partners L.L.C. (“Meridian”) to provide expertise and advice in connection with a comprehensive review of the compensation of all of the Company’s executives, including the NEOs. The compensation review included the review of the Company’s peer group, the assessment of the Company’s positioning within its peer group in terms of compensation levels and mix and the review of the Company’s compensation programs. It was the first year that Meridian provided services to the HRCC and it did not provide additional services to the Company.

The aggregate fees billed to the Company for Fiscal 2022 and Fiscal 2021 for executive compensation-related services by Meridian are as set out below:

	Fiscal 2022	Fiscal 2021
Executive Compensation-Related Fees Meridian	$115,100	-

Total Fees Paid	$115,100	-

Market Positioning and Benchmarking

The Company adopted a compensation policy that is specific to the executive officers of the Company and provides for a positioning of each element of total compensation within a well-defined group of comparable companies.

As part of a compensation review conducted in Fiscal 2018, a group of comparable companies was reviewed and two peer groups were established: the Canadian Pay Peer Group and the U.S. Pay Peer Group, as defined in the table below. For Fiscal 2022, the HRCC recommended to the Board of Directors to continue relying on the review conducted for Fiscal 2018. However, following a compensation review conducted in Fiscal 2022 by Meridian, the group of comparable companies was reviewed and a single blended peer group was established, comprised of both Canadian and U.S. public companies. The new single blended peer group will be used by the Corporation to benchmark executive compensation starting in Fiscal 2023.

The Canadian Pay Peer Group is comprised of similar sized publicly traded companies operating in related industries (recognizing the absence of direct comparators in Canada) and having a significant proportion of revenues generated outside Canada and/or with business operations similar to BRP. Given that most of the current executive officers are Canadians working in Canada, this group is used as a primary source of data for the assessment of the Company’s market positioning in terms of compensation levels and design.

The U.S. Pay Peer Group is comprised of direct competitors as well as issuers operating in related industries and having similar size. Combined with survey data, it is used as a source of data for assessing

2022 Proxy Circular

compensation levels of executive officers based in the United States. In addition, the U.S. Pay Peer Group is used to understand U.S. competitive pay levels and provides important context regarding pay design trends for the Company’s closest competitors.

The following table presents the companies included in both comparator groups used by the Company for purposes of benchmarking executive compensation:

Canadian Pay Peer Group		U.S Pay Peer Group
Company	LTM Revenues (In Millions)(1)	Company	LTM Revenues (In Millions)(1)

SNC-Lavallin Group Inc.	$7,371	Thor Industries, Inc.	U.S.$ 14,885

WSP Global Inc.	$ 10,279	Harley-Davidson, Inc.	U.S.$ 5,336

Finning International Inc.	$ 7,294	Polaris Inc.	U.S.$ 8,198

TFI International Inc.	$ 9,167	Brunswick Corporation	U.S.$ 5,846

CCL Industries Inc.	$ 5,733

Cascades Inc.	$ 3,956

Martinrea International Inc.	$ 3,784

Maple Leaf Foods Inc.	$ 4,521

NFI Group Inc.	$ 2,976

CAE Inc.	$ 3,311

Maxar Technologies Inc.	$ 2,247

BRP	$ 7,648	BRP	U.S.$ 6,024

25th percentile	$ 3,666	25th percentile	U.S.$ 5,846

Median	$ 5,127	Median	U.S.$ 6,024

75th percentile	$ 7,440	75th percentile	U.S.$ 8,198

(1)

Data used at the time of the Fiscal 2022 compensation review was sourced from publicly available information as of March 23, 2022. For the Canadian Peer Group, TFI International Inc., NFI Group Inc. and Maxar Technologies Inc. revenues were converted from U.S. dollars to Canadian dollars using the foreign exchange rate provided by Refinitiv on January  31, 2022 (U.S.$1.00 = $1.2696). The same exchange rate was used to convert BRP revenues when comparing with the U.S. Peer Group.

Compensation Philosophy and Elements of Compensation

The Company targets a total compensation at market median and up to the 75th percentile for top performers.

The Company’s executive compensation program consists primarily of six elements: base salary, short-term incentives, long-term equity incentives, group benefits, retirement benefits and perquisites, as illustrated below:

2022 Proxy Circular

TOTAL DIRECT COMPENSATION

OTHER ELEMENTS OF COMPENSATION

Group Benefits	Retirement Benefits	Perquisites

• Investment in executive health and well-being. • To provide a safety net to protect against the financial burden that can result from illness, disability or death.	• To provide retirement income security. • To retain key talent.	• Facilitate business conduct and promotion of BRP’s products at a limited cost to the Company.

The following chart sets forth (i) the relative weight attributable to each element of target total direct compensation, namely base salary and target short-term and long-term incentives, in the total direct compensation awarded to the NEOs who were employed by the Company at the end of Fiscal 2022, and (ii) at the top of the chart, the percentage, for each such NEOs, of the target total direct compensation which was considered at risk (not guaranteed) for Fiscal 2022:

2022 Proxy Circular

Base Salary

The base salary established for each of the Company’s executive officers is intended to reflect each executive officer’s ability to contribute to the Company’s success through their expertise, experience and know-how. Base salary is not contingent on short-term variation in operating performance, and therefore sustains individual performance and competency development.

The amount payable to an executive officer is determined based on the scope of their responsibilities and relevant experience, while taking into account competitive market compensation within the Company’s comparator groups for similar positions and overall market demand for such executive. Base salaries are targeted at the market median of the competitive market, with base salaries for top performers achieving superior performance being set above the market median of the competitive market.

The HRCC annually reviews and approves the compensation for the Chief Executive Officer and the executive officers, including but not limited to annual salary, ensures that such compensation realistically reflect their respective responsibilities and reports such to the Board of Directors. The HRCC also annually reviews and make recommendations to the Board with respect to the performance goals and objectives relevant to the Chief Executive Officer and executive officers’ compensation.

Incentive Programs that Support a Strong Pay-for-Performance Philosophy

Pay-for-Performance Philosophy

Short-Term Incentives Incentive plan rewarding achievement of key performance measures	Long-Term Incentives Stock options plan aligning executive compensation with shareholder value creation

Approximately 66% of the target total direct compensation of the NEOs is driven by performance

2022 Proxy Circular

The Company sponsors two incentive programs for its executive officers and other key employees. Each program supports and promotes the successful execution of the business strategy, drives desired performance and encourages discretionary effort. The following presents an overview of the two programs and illustrates how they support a robust pay-for-performance philosophy.

    Short-Term Incentive Plan

●	The objectives of the short-term incentive program are to:

o	share in the Company’s success;

o	reward collective performance and results;

o	drive employee engagement as a foundation for high performance;

o	align employee contribution to the Company’s objectives; and

o	encourage employees in successfully executing the Company’s strategic plan.

●	The program rewards the attainment of financial and other key performance indicators.

    Long-Term Incentive Plan (Stock Option)

●	The objectives of the long-term incentive program are to:

o	align the interests of the employees with those of the shareholders;

o	promote the Company’s long-term growth;

o	share in the creation of economic value;

o	share the risk;

o	retain key employees; and

o	offer potential reward to high contributors and high potential candidates.

●	Stock options were chosen as the preferred long-term incentive vehicle to ensure that value was delivered to shareholders.

●	Stock options vest in tranches over a four-year period to promote strong retention.

●	Stock options offer a strong incentive leverage to reward long-term appreciation in shareholder value.

Short-Term Incentive Plan

Each executive is provided with an individual bonus payout target and a maximum bonus payout for a given fiscal year, established as a percentage of such executive’s base salary on the assumption that all of the performance measures used under the short-term incentive plan (the “STIP”) are met at target levels and maximum levels, respectively. Targets are aligned at the market median of the competitive market and the maximum bonus payout is set at two times the predetermined bonus payout target for exceptional results. For Fiscal 2022, the bonus payout target and the maximum bonus payout, as a percentage of base salary, for each of the NEOs were as follows:

2022 Proxy Circular

Name and Position	Bonus Payout Target as a Percentage of Base Salary	Maximum Bonus Payout as a Percentage of Base Salary

José Boisjoli	125%	250%
President and CEO

Sébastien Martel	75%	150%
CFO

Sandy Scullion	75%	150%
Senior Vice-President, Global Retail and Services - Powersports

Thomas Uhr	75%	150%
Senior Vice-President, Product Engineering and Manufacturing Operations - Powersports

Karim Donnez	75%	150%
Senior Vice-President, Marine Group

The Company’s STIP is ultimately under the responsibility of the HRCC which may consider, recommend, monitor and approve incentive plans or certain terms or elements thereof, oversee the administration of such plans and assess the effectiveness and appropriateness of such plans on an ongoing basis. The payout grid, which articulates performance thresholds and multipliers for levels of achievement, is also reviewed annually by the HRCC to assess the appropriate level of targets based on past performances and future outlook. The HRCC has broad discretion in its administration of the STIP and the amounts of awards to be paid thereunder.

For Fiscal 2022, the HRCC based the STIP on a divisional approach consistent with the approach adopted since the fiscal year ended January 31, 2017 (with the exception of Fiscal 2021 given its particular context and as explained in last year’s management proxy circular), which the HRCC considers adequately rewards high performance for specific objectives of the Company. As such, the Company’s Fiscal 2022 STIP included performance measures for three bonus divisions, being the Powersports Group, Marine Group and Corporate Functions.

The STIP relied on Normalized earnings per share - diluted (“Normalized diluted EPS”) as a common metric to all bonus divisions, and on Normalized EBIT (as defined below) as an additional metric applicable to the Powersports and Marine bonus divisions. These metrics were to support BRP’s growth strategy and were applied as follows:

o

For all employees, Normalized diluted EPS had to exceed a minimum threshold for any STIP to be paid out, regardless of the Company’s performance on the other STIP performance measure, as applicable. The Company believes that the use of Normalized diluted EPS is meaningful to reflect alignment with the interests of the shareholders since it highlights trends in the Company’s core business that may not otherwise be apparent by eliminating items that have less bearing on the Company’s operating performance.

o

For the Powersports and Marine bonus divisions, Normalized EBIT is used as an additional metric meant to measure operational efficiency and growth, taking into consideration costs related to past and current investments, which are significant for BRP.

The following table presents the performance measures used under the STIP for Fiscal 2022 and their relative weighting:

Powersports Group(1)	Marine Group(2)	Corporate Functions(3)

75% Company’s Normalized diluted EPS	75% Company’s Normalized diluted EPS	100% Company’s Normalized diluted EPS

2022 Proxy Circular

25% Powersports Group Normalized EBIT	25% Marine Group Normalized EBIT

(1) For Fiscal 2022, Messrs. Scullion and Uhr were measured under the Powersports Group bonus division.

(2) For Fiscal 2022, Mr. Donnez was under the Marine Group bonus division.

(3) For Fiscal 2022, Messrs. Boisjoli and Martel were under the Corporate Functions bonus division.

The following table sets forth the definition and the threshold level applicable to each performance measure under the Company’s Fiscal 2022 STIP:

Performance Measure	Definition	Threshold Level

Normalized diluted EPS

Non-IFRS measure calculated by dividing the normalized net income by the weighted average number of shares on a diluted basis. Normalized net income is defined as net income before normalized elements adjusted to reflect the tax effect on these elements.

Set at previous year’s Normalized diluted EPS level

Normalized EBIT	Non-IFRS measure defined as net income before financing costs, financing income, income taxes expense (recovery) and normalized elements, at each division level.	Set at a reasonable level compared to expected results

For each participant under the STIP, the actual bonus payout represents a percentage of base salary and is determined based on the achievement of the threshold, target or maximum bonus level, calculated on a straight-line basis, for each applicable performance measure. The following table shows the level of achievement for Fiscal 2022 approved by the HRCC in respect of each bonus division which applied to the NEOs in Fiscal 2022:

Powersports Group	Marine Group	Corporate Functions

200%	200%	200%

For Fiscal 2022, the Company’s Normalized diluted EPS objective was achieved at 200%. The Powersports Group Normalized EBIT objective was achieved at 200% and the Marine Group Normalized EBIT objective was achieved at 200%. The HRCC has concluded that it would be seriously prejudicial to the Company’s interests to publicly disclose the level of performance that is associated with threshold, target and maximum levels applicable to Normalized EBIT for the Powersports Group and Marine Group bonus divisions. The levels of these performance measures could be used by competitors to infer conclusions about confidential strategic priorities of the Company and its operations. The targets related to these performance measures are intended to be challenging – neither impossible nor easy to achieve. The percentage of total compensation related to Normalized EBIT for the Powersports Group and the Marine Group, as applicable, was 7.1% for Mr. Scullion 8.6% for Mr. Uhr and 7.6% for Mr. Donnez.

Long-Term Incentive Plan

The Company believes that equity-based awards are an important component of its executive compensation program and should represent a significant portion of its compensation package.

The Company currently has one long-term incentive plan in force, the long-term incentive plan (the “LTIP” or the “Stock Option Plan”), which was established in May 2013 in connection with the Company’s IPO and amended on May 31, 2018, pursuant to which stock options may be granted to officers, employees and, in limited circumstances, consultants of the Company. The LTIP is further described under “Stock Option Plan” below.

2022 Proxy Circular

Pension and Retirement Benefits

Pension and retirement benefits made available by the Company to the NEOs are described below under the section “Pension Plan Benefits”. Pension and retirement benefits aim at providing financial protection upon retirement to their participants.

Group Insurance Benefits

The Company offers medical, dental, life, accidental death and dismemberment, and short and long-term disability insurance coverage to executives, including the NEOs.

Perquisites

Perquisites include leased automobiles, availability of Company products, financial counseling services, an annual health assessment and certain other health benefits, as well as post-retirement benefits. Certain NEOs also receive additional perquisites in connection with foreign assignments.

Share Ownership Requirements

The Company has share ownership requirements which provide that certain executives, including the NEOs, are required to maintain minimum holdings of the Company’s equity based on their compensation and position. The share ownership requirements aim at ensuring that interests of executives remain aligned with those of shareholders and demonstrate that NEOs are financially committed to the Company through personal equity ownership. The Nominating, Governance and Social Responsibility Committee (the “NGSRC”) monitors executives’ share ownership to ensure that the share ownership requirements are met.

On April 9, 2021, the Board of Directors amended the share ownership requirements following a recommendation of the NGSRC (the “Amended Share Ownership Requirements”). As a result, ownership requirements are now set to five times the value of the base salary for the CEO, three times for the CFO and two times for Senior Vice-Presidents. For the purposes of assessing these share ownership requirements, the value of Subordinate Voting Shares and vested Options are included while the potential value of unvested Options is not included. Subordinate Voting Shares are valued based on the highest of the market value at fiscal year-end and the cost base of the Subordinate Voting Shares, while vested unexercised Options are valued based on the difference between the market value at fiscal year-end and the Option exercise price. Executives have a period of 5 years from the date of appointment to a position subject to the Amended Share Ownership Requirements or from the adoption of the Amended Share Ownership Requirements, whichever is greater, to attain their ownership requirement. Once the executive satisfies the requirement, the share ownership requirements must be maintained for as long as he or she is subject to these requirements. If the executive is not in compliance with his or her ownership requirement, he or she must retain all Subordinate Voting Shares and/or vested Options until the requirement is met.

The following table highlights the minimum holding requirements as a multiple of base salary applicable under the Amended Share Ownership Requirements adopted on April 9, 2021, for each of the NEOs who were employed by the Company as at the end of Fiscal 2022, as well as the total number and market value of Subordinate Voting Shares and /or Unexercised Vested Stock Options held by such NEOs:

	Share Ownership Requirements		Subordinate Voting Shares and/or Vested Stock Options Held	Equity Ownership is Met
NEOs	As a Multiple of Base Salary	($)	Market Value(1) ($)

José Boisjoli	5x	5,830,207	105,686,978	Yes
President and CEO

Sébastien Martel	3x	1,650,000	7,156,696	Yes

2022 Proxy Circular

	Share Ownership Requirements		Subordinate Voting Shares and/or Vested Stock Options Held	Equity Ownership is Met
NEOs	As a Multiple of Base Salary	($)	Market Value(1) ($)
CFO

Sandy Scullion	2x	1,056,000	6,592,137	Yes
Senior Vice-President, Global Retail and Services - Powersports

Thomas Uhr	2x	990,000	3,823,882	Yes
Senior Vice-President, Product Engineering and Manufacturing Operations - Powersports

Karim Donnez	2x	760,514(2)	732,476	No
Senior Vice-President, Marine Group

(1)

The value of the Subordinate Voting Shares is based on the closing price of the Subordinate Voting Shares on the TSX ($105.65) on January 31, 2022, multiplied by the number of Subordinate Voting Shares. The value of vested Options is calculated based on the difference between the closing price of the Subordinate Voting Shares on the TSX ($105.65) on January 31, 2022 and the Option exercise price, multiplied by the number of unexercised vested Options.

(2)

As base salaries paid in U.S. dollars are considered at par with Canadian dollars and therefore not converted to Canadian dollars for stock option grants purposes, the annual base salary for Mr. Donnez that is used to calculate his Share Ownership Requirements is also not converted from U.S. dollars to Canadian dollars, but considered at par with Canadian dollars.

Hedging / Anti-Hedging Policy

The NEOs and the directors are, under the terms of the Company’s insider trading policy, prohibited from purchasing financial instruments designed to hedge or offset a decrease in the market value of shares, including shares granted as, or underlying, share-based compensation or otherwise held directly or indirectly by a NEO or a director.

Clawback Policy

A clawback policy (the “Clawback Policy”) was adopted by the Board of Directors effective January 22, 2015, and was subsequently amended on November 29, 2021 by the Board of Directors following a recommendation of the NGSRC.

Under the Clawback Policy, the NGSRC may, in its sole discretion, require the reimbursement or forfeiture of all or a portion of incentive compensation, defined as payouts from BRP’s STIP and LTIP, received by its Executives (as defined below) or former Executives in the following circumstances:

o

the incentive compensation received by the Executive was calculated based upon the achievement of financial results that were subsequently materially restated or corrected, in whole or in part and the amount of incentive compensation that would have been awarded to or the profit realized by the Executive had the financial results been properly reported would have been lower than the amount actually awarded or received; or

o	the Executive engaged in Misconduct (as defined below) that caused material financial or reputational harm to the Company.

For the purposes of the Company’s Clawback Policy, “Executives” are defined as the Chief Executive Officer (“CEO”) and permanent full-time executives, including the Chief Financial Officer, the Senior Vice Presidents reporting directly to the CEO and the Vice Presidents. “Misconduct” is defined as (a) a material violation of the Company’s Code of Ethics; or (b) gross negligence, willful misconduct or fraud in the performance of a person’s duties; or (c) other events as may be determined from time to time by the NGSRC in its discretion.

2022 Proxy Circular

The Clawback Policy requires that when the circumstances listed above occur, all incentive payments received by the Executive over the thirty-six (36) month period preceding the triggering event are subject to clawback as determined by the NGSRC.

The NGSRC may adopt such procedures as it deems necessary to assist it in its determinations with respect to the Clawback Policy.

Compensation Risk Management

The Company’s current compensation structure attempts to ensure that compensation and incentive plans do not promote unwanted behavior and unnecessary risk-taking based on:

●	a well-balanced mix of base salary, STIP and LTIP compensation;

●	a STIP based on a profitability measure applied to all employees in the organization, including the executives;

●	a STIP with a minimum corporate profitability level that prevents from paying any STIP amount unless such minimum threshold is met;

●	maximums being applied to payouts under the STIP (two times target);

●

the use of a performance measure aligned with the Company’s business strategy and the creation of long-term value for the shareholders, with no measure being related to aggressive revenue growth that could encourage excessive risk-taking detrimental to the long-term profitability of the business of the Company;

●	share ownership requirements requiring NEOs and other executives to maintain a meaningful equity ownership in the Company;

●	a prohibition on the hedging of equity-based compensation;

●	a clawback policy that enables the Board of Directors to require the recoupment of payouts under the STIP and LTIP in certain circumstances; and

●	policies and practices being generally applied on a consistent basis to all executive officers.

After considering the overall policies and practices applicable to all employees, including the NEOs, the HRCC did not identify any risks arising from BRP’s compensation policies and practices that would be reasonably likely to have a material adverse effect on BRP.

2022 Proxy Circular

Performance Results

The following performance graph illustrates the cumulative return on a $100 investment in the Subordinate Voting Shares, with dividend reinvestments, compared to the cumulative return on the S&P/TSX Composite Index and the median return of our performance peer group for the five-year period commencing on February 1, 2017 and ending on January 31, 2022, being the last trading day of Fiscal 2022.

During the period commencing on February 1, 2017 and ending on January 31, 2022, the cumulative shareholder return on an investment in the Subordinate Voting Shares was above that of an investment on the S&P/TSX Composite Index and the median of our performance peer group. As evidenced by the graph above, since February 1, 2017 up to January 31, 2022, the Company’s Subordinate Voting Shares achieved a cumulative shareholder return of 313%, and outperformed the S&P/TSX Composite Index and the median of our performance peer group by over 254% and 296%, respectively, on a consolidated basis throughout the applicable period.

The following table provides a comparison of the variation of the total return for shareholders of the Company on the TSX with the total direct compensation of the Named Executive Officers for the period commencing on February 1, 2019 and ending on January 31, 2022:

	Fiscal 2022	Fiscal 2021	Fiscal 2020

Total Shareholder Return (DOO) (%)	26%	24%	78%

Total direct compensation of the NEOs(1) (in millions of $)	16.8	14.5	12.9(1)

Year-over-year increase in total direct compensation of the NEOs(1) (%)	15.9%	12.4%	(2.3)%

(1)

“Total direct compensation” refers to the “Total Compensation” received by the NEOs as reflected in the “Summary Compensation Table”, but excludes the amounts set forth under “Pension Value” and “All Other Compensation”.

2022 Proxy Circular

Summary Compensation Table

The following table sets forth information concerning the compensation paid by the Company to the NEOs during Fiscal 2022, Fiscal 2021 and Fiscal 2020.

					Non-Equity Incentive Plan Compensation
Name and Principal Position	Fiscal Year	Base Salary ($)	Share- Based Awards ($)	Option- Based Awards(1) ($)	Annual Incentive Plans(2) ($)	Pension Value(3) ($)	All Other Compensation ($)(4)	Total Compensation ($)
José Boisjoli President and CEO	2022	1,166,041	–	3,576,169	2,915,104	528,000	2,268	8,187,582
	2021	1,119,572	–	4,006,286	2,830,198	519,000	2,088	8,477,144
	2020	1,099,106	–	4,611,620	1,799,786	861,000	1,308	8,372,820

Sébastien Martel CFO	2022	550,000	–	1,500,100	825,000	407,000	2,268	3,284,368
	2021	507,900	–	807,755	770,361	226,000	2,088	2,314,104
	2020	498,616	–	956,247	489,890	159,000	1,308	2,105,061

Sandy Scullion Senior Vice-President, Global Retail and Services - Powersports	2022	528,000	–	872,551	792,000	612,000	2,268	2,806,819
	2021	480,000	–	458,480	720,000	790,000	2,088	2,450,568
	2020	443,080	–	424,702	399,835	276,000	1,308	1,544,925

Thomas Uhr Senior Vice-President, Product Engineering and Manufacturing Operations - Powersports	2022	495,000	–	820,971	742,500	65,909	31,363	2,155,743
	2021	450,000	–	429,600	675,000	66,904	189,302	1,810,805
	2020	427,500	–	341,898	385,776	69,091	194,859	1,419,124

Karim Donnez Senior Vice-President, Marine Group	2022(5)	482,774	–	833,866	724,162	263,641	63,249	2,367,692
	2021	441,686	–	291,514	530,023	195,488	65,319	1,524,029
	2020	407,767	–	215,022	318,933	151,937	196,206	1,287,865

(1)

Represent grants of options made to the NEOs under the Stock Option Plan. During Fiscal 2022, Messrs. Boisjoli, Martel, Scullion, Uhr, Donnez were granted: 83,200, 34,900, 20,300, 19,100 and 19,400 stock options, respectively. For Mr. Donnez, this also includes 12,900 stock options granted as part of the special Marine Group grant described in more details below. The values indicated in the table reflect the estimated fair value of the options on the date of grant. They do not represent cash received by the optionees, and the actual value realized upon the future vesting and exercise of such options may be less or greater than the grant date fair values indicated in the table above. The Black-Scholes method has been used in calculating the grant date fair value of the option-based awards. The Black-Scholes method is used to estimate the grant date fair value of option-based awards because it is the most commonly used share-based award pricing model and is considered to produce a reasonable estimate of fair value. The grant date fair value of the awards made as of April 6, 2021 was $42.9828 per option, which is the same as the fair value determined for accounting purposes. See “Executive Compensation — Discussion and Analysis — Executive Compensation Philosophy and Objectives” and “Executive Compensation — Discussion and Analysis — Stock Option Plan”.

(2)

Represents amounts earned pursuant to the STIP. For the purposes of this table, awards are deemed to be earned in the fiscal year in which the applicable performance targets are satisfied, even if the payments are not actually made in such fiscal year.

(3)

Dollar values disclosed in this column correspond to the dollar values in the “Compensatory Change” column of the Defined Benefit Plan table and to the “Compensatory” column of the Defined Contribution Plan table. See Executive Compensation — Discussion and Analysis — Pension and Retirement Benefits”.

(4)

Perquisites and other personal benefits which, in the aggregate, are worth less than $50,000 or 10% of the total salary of a NEO are not included under “All Other Compensation”. For Fiscal 2022, for Messrs. Boisjoli, Martel, Scullion and Uhr, the amounts presented under “All Other Compensation” include post-retirement benefits (life and health insurance). For Fiscal 2022, the amount presented under “All Other Compensation” for Mr. Donnez represents $63,249 related to employment benefits, including health & dental benefits and car benefits. This amount was paid in U.S. dollars, converted to Canadian dollars based on the daily rate of exchange published by Refinitiv on January 31, 2022 (U.S.$1.00 = $1.2696).

(5)

For Fiscal 2022, this represents a base salary of U.S.$ 380,257 and an amount earned under STIP of U.S.$ 570,386. The amounts in the Pension value column represent an amount of $44,000 in connection to Mr. Donnez’s Canadian pension and an amount of U.S.$ 173,000 in connection to his US pension. All amounts in U.S. dollars have been converted to Canadian dollars based on the daily rate of exchange published by Refinitiv on January 31, 2022 (U.S.$1.00 = $1.2696).

2022 Proxy Circular

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards Table

The following table summarizes, for each of the NEOs, the number of stock options to purchase Subordinate Voting Shares which were held as at January 31, 2022, being the end of Fiscal 2022. As at the same date, the NEOs did not own any share-based awards.

		Option-Based Awards				Share-Based Awards
Name	Date of Grant	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options(1) ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share- Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed ($)

José Boisjoli President and CEO	April 6, 2021	83,200	109.6630	April 6, 2031	-	–	–	–
	April 17, 2020	332,925	26.6593	April 17, 2030	26,297,979	–	–	–
	June 18, 2019	172,650	46.1503	June 18, 2029	10,272,623	–	–	–
	June 27, 2018	58,800	62.6850	June 27, 2028	2,526,342	–	–	–

Sébastien Martel CFO	April 6, 2021	34,900	109.6630	April 6, 2031	-	–	–	–
	April 17, 2020	85,700	26.6593	April 17, 2030	6,769,503	–	–	–
	June 18, 2019	48,400	46.1503	June 18, 2029	2,879,785	–	–	–
	June 27, 2018	32,500	62.6850	June 27, 2028	1,396,363	–	–	–
	June 26, 2017	3,425	39.4493	June 26, 2027	226,737	–	–	–

Thomas Uhr Senior Vice-President, Product Engineering and Manufacturing Operations - Powersports	April 6, 2021	19,100	109.6630	April 6, 2031	-	–	–	–
	April 17, 2020	47,600	26.6593	April 17, 2030	3,759,957	–	–	–
	June 18, 2019	25,600	46.1503	June 18, 2029	1,523,192	–	–	–
	Dec. 10, 2018	10,000	40.1964	Dec. 10, 2028	654,536	–	–	–

Sandy Scullion Senior Vice-President, Global Retail and Services - Powersports	June 27, 2018	8,800	62.6850	June 27 ,2028	378,092	–	–	–
	June 26, 2017	10,500	39.4493	June 26, 2027	695,107	–	–	–
	July 11, 2016	7,650	20.3273	July 11, 2026	652,719	–	–	–
	April 6, 2021	20,300	109.6630	April 6, 2031	-	–	–	–
	April 17, 2020	50,800	26.6593	April 17, 2030	4,012,728	–	–	–
	June 18, 2019	31,800	46.1503	June 18, 2029	1,892,090	–	–	–
	June 27, 2018	24,600	62.6850	June 27, 2028	1,056,939	–	–	–
	June 26, 2017	4,925	39.4493	June 26, 2027	326,038	–	–	–

Karim Donnez Senior Vice-President, Marine Group	April 6, 2021	19,400	109.6630	April 6, 2031	-	–	–	–
	April 17, 2020	26,100	26.6593	April 17, 2030	2,061,657	–	–	–
	June 18, 2019	12,075	46.1503	June 18, 2029	718,459	–	–	–
	June 27, 2018	10,600	62.6850	June 27, 2028	455,429	–	–	–
	June 26, 2017	50	39.4493	June 26, 2027	3,310	–	–	–

(1)	Based on the closing price of the Subordinate Voting Shares on the TSX ($105.65) on January 31, 2022, being the last trading day before the end of Fiscal 2022.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table provides, for each of the NEOs, a summary of the value of the option-based awards vested and non-equity incentive plan compensation earned during Fiscal 2022:

Name and Principal Position	Option-Based Awards – Value Vested During the Year(1) ($)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year(2) ($)

José Boisjoli President and CEO	21,062,590	–	2,915,104

Sébastien Martel CFO	3,706,315	–	825,000

2022 Proxy Circular

Name and Principal Position	Option-Based Awards – Value Vested During the Year(1) ($)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year(2) ($)
Sandy Scullion Senior Vice-President, Global Retail and Services - Powersports	1,992,072	–	792,000

Thomas Uhr Senior Vice-President, Product Engineering and Manufacturing Operations - Powersports	1,730,109	–	742,500

Karim Donnez Senior Vice-President, Marine Group	1,460,255	–	724,162

(1)	Calculated as the difference between the market price of the Subordinate Voting Shares on the date of vesting and the exercise price payable in order to exercise the vested stock options.

(2)	Amounts are equal to those shown in the “Non-Equity Incentive Plan Compensation – Annual Incentive Plans” column in the Summary Compensation Table.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides a summary, as of January 31, 2022, of the security-based compensation plans or individual compensation arrangements pursuant to which equity securities of the Company may be issued:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Appearing in First Column)

Equity Compensation Plans Approved by Securityholders:
Stock Option Plan	3,310,040	$48.90	3,205,828

Equity Compensation Plans not Approved by Securityholders	-	-	-

Total	3,310,040	$48.90	3,205,828

See “Executive Compensation — Discussion and Analysis — Compensation Philosophy and Elements of Compensation – Long-Term Incentive Plan” and the section “Executive Compensation — Discussion and Analysis — Stock Option Plan” for a description of the Stock Option Plan. See “Compensation of Directors” for a description of the DSU Plan.

The following table provides the number of stock options granted each year (burn rates) under the Stock Option Plan for Fiscal 2022, Fiscal 2021 and Fiscal 2020 expressed as a percentage of the weighted average number of outstanding Shares for the applicable fiscal year.

Fiscal Year	Number of Stock Options Granted	Weighted Average Number of Shares	Stock Options Burn Rate(1)

2022	513,300	82,973,284	0.62%

2021	1,658,100	87,519,856	1.89%

2020	1,235,600	92,760,943	1.33%

(1)

The burn rate is calculated by dividing the number of stock options granted during the applicable fiscal year by the weighted average number of Shares outstanding for the applicable fiscal year. Since the DSU Plan established for the Directors of the

2022 Proxy Circular

Company is non-dilutive, the burn rate for outstanding DSUs was nil for each of the last three completed fiscal years indicated in the table above.

Stock Option Plan

Under the Company’s Stock Option Plan, options may be granted to officers, employees and, in limited circumstances, consultants of the Company. Stock options are generally granted under the Stock Option Plan on an annual basis according to the Company’s compensation policy and pre-established target awards adjusted according to individual performance. The first grants of options under the Stock Option Plan were made as of May 29, 2013 in connection with the closing of the Company’s IPO.

The Stock Option Plan was amended, which amendment was approved by the shareholders of the Company, on May 31, 2018, in order to: (i) increase the maximum number of Subordinate Voting Shares that may be issued pursuant to the Stock Option Plan to 10,814,828 Subordinate Voting Shares (the “Stock Option Plan Reserve”) (representing 13.34% of the total issued and outstanding Shares on April 20, 2022), provided that such reserve would only apply to grants made under the Stock Option Plan, (ii) to increase the insider participation limit from 5% to 10% of the Shares issued and outstanding from time to time, and (iii) align the amendment provisions of the Stock Option Plan with best market practices by including any amendment to the provisions of the Stock Option Plan governing the assignability of stock options as a matter requiring shareholder approval.

As of January 31, 2022, 3,205,828 stock options remained available for future issuance under the Stock Option plan, representing 3.93% of the total issued and outstanding Shares as of same date.

During Fiscal 2022, a total of 513,300 stock options were granted under the Stock Option Plan to a total of 196 eligible participants. As of January 31, 2022, there were 3,310,040 issued and outstanding stock options under the Stock Option Plan, representing 4.1% of the total issued and outstanding Shares.

As of April 20, 2022, there were 3,780,990 issued and outstanding stock options under the Stock Option Plan, representing 4.66% of the issued and outstanding Shares. As of the same date, 2,673,978 stock options remained available for future issuance under the Stock Option Plan, representing 3.3% of the issued and outstanding Shares.

The stock options granted under the Stock Option Plan in Fiscal 2022 had the following features:

(i)	time-based vesting, whereby 25% of the options vest on each of the first, second, third and fourth anniversary of the grant; and

(ii)

a ten-year term at the end of which the options expire. With respect to the expiry date of any stock option, the Stock Option Plan provides that if the expiry date falls on, or within the nine (9) business days immediately following a date upon which a participant is prohibited from exercising his or her stock options due to a black-out period or other trading restriction imposed by the Company, the expiry date of such option will be automatically extended to the 10th business day following the date the relevant black-out period or other trading restriction imposed by the Company is lifted, terminated or removed.

In addition, on April 6, 2021, the Board of Directors, upon the recommendation of the HRCC, granted stock options to certain eligible participants of the Marine Group under the Stock Option Plan, which had the following features:

(i)

50% of the options granted vest on the second anniversary of the grant and 25% of the options granted vest on the third anniversary of the grant, provided, in each case, that the Marine Group attains pre-determined Normalized EBITDA targets;

(ii)	if, on the second and third anniversary of the grant, the applicable Normalized EBITDA target is not attained, but the Normalized EBITDA of the Marine Group for such period

2022 Proxy Circular

reaches at least 75% of the applicable target, then the vesting date for the applicable options is postponed by one year and vesting thereof becomes subject to the Normalized EBITDA target applicable to the subsequent year. Such postponement does not affect the vesting of the subsequent options, which remain subject to the original vesting condition. The vesting of each option may only be postponed for up to two years, except for the vesting of options on the fourth anniversary of the grant, which may only be postponed one year; and

(iii)	25% of the options granted vest on the fourth anniversary of the grant.

The Company does not disclose the Normalized EBITDA targets applicable to the foregoing grant. The HRCC has concluded that it would be seriously prejudicial to the Company’s interests to publicly disclose these targets, as the levels of these targets could be used by competitors to infer conclusions about confidential strategic priorities of the Company and its operations. These targets are intended to be challenging – neither impossible nor easy to achieve. The percentage of total compensation related to this option grant represent 23.5% of Mr. Donnez’s total compensation for Fiscal 2022.

Stock options are intended to align the interests of executive officers with those of shareholders towards an increase in the price of the Subordinate Voting Shares of the Company, while the ten-year expiry term and the four-year ratable vesting periods promote retention, and the performance target applicable to the Marine group incentivize growth.

To the extent options granted under the Stock Option Plan terminate for any reason prior to their exercise in full or are cancelled, the Subordinate Voting Shares subject to such options shall be added back to the Stock Option Plan Reserve and such Subordinate Voting Shares will again become available for grant under the Stock Option Plan, the whole without increasing the Stock Option Plan Reserve.

Under the current version of the Stock Option Plan, the following additional limitations apply to grants under the Stock Option Plan: (i) the maximum number of Subordinate Voting Shares issuable to insiders and their associates and affiliates at any time under the Stock Option Plan and any other share compensation arrangements of the Company may not exceed 10% of the issued and outstanding Shares; (ii) the maximum number of Subordinate Voting Shares issued to insiders and their associates and affiliates within any one year period under the Stock Option Plan and any other share compensation arrangements of the Company may not exceed 10% of the issued and outstanding Shares; and (iii) the total number of Subordinate Voting Shares issuable to any one participant at any time under the Stock Option Plan and any other share compensation arrangement of the Company may not exceed 5% of the issued and outstanding Shares.

All stock options granted under the Stock Option Plan have an exercise price determined and approved by the HRCC at the time of grant, which may not be less than the market value of the Subordinate Voting Shares at such time. For purposes of the Stock Option Plan, the “market value” of the Subordinate Voting Shares shall be equal to: (i) the volume weighted average trading price of a Subordinate Voting Share on the TSX for the five (5) preceding days on which the Subordinate Voting Shares were traded if measured outside of a black-out period (a period self-imposed by the Company during which designated employees cannot trade the securities of the Company), and (ii) if measured during a black-out period, the volume weighted average trading price of a Subordinate Voting Share on the TSX for the five (5) trading days following the last day of such black-out period on which the Subordinate Voting Shares are traded.

The Stock Option Plan also provides that appropriate substitutions or adjustments, if any, shall be made by the Board of Directors, subject to any required approval of the TSX, in connection with a reclassification, reorganization or other change of shares, consolidation, distribution, merger or amalgamation, in order to maintain the optionees’ economic rights in respect of their options in connection with such change, including adjustments to the exercise price and/or the number of Subordinate Voting Shares to which an optionee is entitled upon exercise of stock options, adjustments permitting the immediate exercise of any outstanding stock options that are not otherwise exercisable or adjustments to the number or kind of shares reserved for issuance pursuant to the Stock Option Plan.

2022 Proxy Circular

The Board of Directors may at its discretion accelerate the vesting of any outstanding stock options notwithstanding the previously established vesting schedule, regardless of any adverse or potentially adverse tax consequences resulting from such acceleration.

In the event of a “Change of Control”, the Board of Directors may make such provision for the protection of the rights of the participants as it, at its sole discretion, considers appropriate in the circumstances, including, without limitation, changing the vesting schedule for any stock option or the date on which any stock option expires or providing for substitute awards. In addition, upon a Change of Control, all unvested stock options then outstanding may be substituted by or replaced with stock options of the continuing entity on the same terms and conditions as the original stock options unless substitution or replacement of the stock options is deemed impossible or impractical by the Board of Directors, at its sole discretion, in which case the vesting of all such stock options (and, if applicable, the time during which such options may be exercised) shall, at the discretion of the Board of Directors, be accelerated in full, and the stock options shall terminate if not exercised (if applicable) at or prior to such event. For the purposes of the Stock Option Plan, “Change of Control” is defined as the acquisition by any person or group of persons acting jointly or in concert (other than holders of Multiple Voting Shares and their affiliates) of securities of the Company carrying the right to elect a majority of the Board of Directors of the Company.

The following table describes the impact of certain events upon the rights of holders under the Stock Option Plan, including resignation, termination for cause, termination other than for cause, termination other than for cause within 12 months following a Change of Control or retirement, death or disability:

Event	Provisions

Termination for cause or resignation	Forfeiture of all vested and unvested options on date of termination for cause or resignation

Termination without cause	60 days after termination to exercise vested options / Forfeiture of all unvested options on termination date

Termination without cause within one year of a Change of Control(1)	Immediate vesting of all unvested options / 180 days after termination to exercise options

Retirement	Forfeiture of all unvested options on date of retirement / 12 months after date of retirement to exercise vested options

Disability, Death	Forfeiture of all unvested options on date of disability or death / 12 months after date of disability or death to exercise vested options

(1)

For the purposes of the Stock Option Plan, “Change of Control” is defined as the acquisition by any person or group of persons acting jointly or in concert (other than holders of Multiple Voting Shares and their affiliates) of securities of the Company carrying the right to elect a majority of the Board of Directors of the Company.

The Board of Directors may amend the Stock Option Plan or any stock option at any time without the consent of the optionees provided that such amendment will (i) not adversely alter or impair any stock option previously granted except as permitted by the terms of the Stock Option Plan, (ii) be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the TSX, and (iii) be subject to shareholder approval, where required, by law, the requirements of the TSX or the Stock Option Plan, provided however that shareholder approval is not required for the following amendments and the Board of Directors may make any changes which may include but are not limited to:

•	amendments of a “housekeeping” nature;

•	a change to the provisions of any stock option governing vesting, and effect of termination of a participant’s employment;

•

the introduction or amendment of a cashless exercise feature payable in cash or securities, whether or not such amendment provides for a full deduction of the number of underlying securities from the Stock Option Plan Reserve;

2022 Proxy Circular

•	the addition of a form of financial assistance and any amendment to a financial assistance provision which is adopted;

•	a change to advance the date on which any stock option may be exercised under the Stock Option Plan; and

•

a change to the eligible participants of the Stock Option Plan, provided that no such change results in members of the Board of Directors who are not otherwise employees of the Company becoming eligible participants.

For greater certainty, the Board of Directors is required to obtain shareholder approval to make the following amendments:

•

any increase to the maximum number of Subordinate Voting Shares issuable from treasury pursuant to stock options granted under the Stock Option Plan, other than an adjustment in connection with a stock dividend, split, reclassification, reorganization, consolidation, distribution (other than an ordinary course dividend), merger or amalgamation;

•

any reduction in the exercise price of a stock option after the stock option has been granted or any cancellation of such stock option and the substitution of that stock option by a new stock option with a reduced exercise price, except in the case of an adjustment in connection with a stock dividend, split, reclassification, reorganization, consolidation, distribution (other than an ordinary course dividend), merger or amalgamation;

•	any extension of the expiry date of a stock option, except in case of an extension due to a black-out period;

•	any amendment to the provisions of the Stock Option Plan governing the assignment or transfer of stock options;

•

any amendment to remove or to exceed the percentage limits with respect to (i) the maximum number of Subordinate Voting Shares issuable to insiders and their associates and affiliates at any time; (ii) the maximum number of Subordinate Voting Shares issued to insiders and their associates and affiliates within any one year period; or (iii) the total number of Subordinate Voting Shares issuable to any one participant at any time, except in the case of an adjustment in connection with a stock dividend, split, reclassification, reorganization, consolidation, distribution (other than an ordinary course dividend), merger or amalgamation; and

•	any amendment to the amendment provisions of the Stock Option Plan.

Stock options granted under the Stock Option Plan are not transferable, except that an optionee may, with the prior approval of the Company, transfer stock options to (i) such optionee’s family or retirement savings trust for bona fide tax planning purposes, and (ii) registered retirement savings plans or registered retirement income funds of which the optionee is the annuitant.

No financial assistance is currently provided by the Company to participants under the Stock Option Plan.

Pension Plan Benefits

Defined Benefit Plans

The Canadian executives of the Company named prior to May 31, 2017 (which includes Messrs. Boisjoli, Martel and Scullion) participate in two defined benefit pension plans: a basic plan and a supplemental plan. Executives are not required to make mandatory contributions under the defined benefit pension plans. However, these executives may make optional ancillary contributions in order to provide for additional ancillary benefits at retirement or termination, subject to applicable legislation.

Benefits payable under the basic plan correspond to 2% of average base salary in the three continuous years of service during which the executives are paid their highest salary (up to the maximum

2022 Proxy Circular

earnings for each year, which was set at $162,278 for 2021) multiplied by the number of years of credited service.

The supplemental plan provides for additional benefits, depending on the management level of each executive, of:

•	2% of average base salary up to $162,278 plus 1.75% of average base salary in excess of that amount;

•	2.25% of average base salary; or

•	2.50% of average base salary;

multiplied by the number of years of credited service (up to 40) less the pension payable under the basic plan.

Bonuses and any other compensation are not considered in the computation of pension benefits. Benefits are reduced by 0.33% for each month between the date of early retirement and the date of a participant’s 60th birthday or, if earlier, the date at which the participant’s age plus his/her years of service total 85. No benefits are payable from the supplemental plan if a participant has not completed five years of service. Upon the death of a participant, the spouse of the participant will be entitled to a benefit equal to 60% of the benefit to which such participant was entitled. If the participant has no spouse at the time of retirement, the benefits will be paid, after death, to the designated beneficiary until such time as 120 monthly installments, in the aggregate, have been paid to the participant and/or to the designated beneficiary.

All pension benefits payable under these plans are in addition to government social security benefits.

For Fiscal 2022, under the supplemental plan, Messrs. Martel and Scullion were entitled to an accrual rate of pension of 2.25% and Mr. Boisjoli was entitled to an accrual rate of pension of 2.50%.

Since January 1, 2019, Mr. Donnez participates in a supplemental defined benefit pension plan which mirrors the main features of the basic and supplemental defined benefit pension plans offered to Canadian executives of the Company. For Fiscal 2022, under this supplemental plan, Mr. Donnez was entitled to an accrual rate of pension of 2.25% of average base salary in the three continuous years of service during which he is paid his highest salary.

2022 Proxy Circular

Name	Number of Years of Credited Service(1) (#)	Annual Benefit Payable		Opening Present Value of Defined Benefit Obligation(2) ($)	Change in Benefit Obligation During the Year		Closing Present Value of Defined Benefit Obligation(5) ($)
		At Year End ($)	At Age 65 ($)		Compensa- tory Change(3) ($)	Non- Compensa- tory Change(4) ($)
José Boisjoli President and CEO	32.92	931,900	938,400	16,950,000	528,000	-1,495,000	15,983,000

Sébastien Martel CFO	17.83	201,300	398,500	3,900,000	407,000	-537,000	3,770,000

Sandy Scullion Senior Vice-President, Global Retail and Services - Powersports	27.58	284,000	435,700	6,111,000	612,000	-565,000	6,158,000

Karim Donnez	6.58	53,500	274,400	900,500	263,600	-177,400	986,800
Senior Vice-President,	4.00(6)	31,800	34,200	625,000	44,000	-105,000	564,000
Marine Group	2.58(7)	21,700	240,200	275,500	219,600	-72,400	422,800

(1)	As at January 31, 2022.

(2)	For calculation purposes, the same assumptions as those used for the preparation of the audited annual consolidated financial statements of the Company for Fiscal 2022 were used.

(3)

The compensatory change includes the annual service cost as well as the change in accrued benefit obligation attributable to the impact of the differences between actual earnings for the year, and those assumed in the previous year’s calculations.

(4)

The non-compensatory change amount represents the change in the accrued benefit obligation during the year attributable to items that are not related to earnings, such as assumption changes and interest on the accrued obligation. Key assumptions include a discount rate of 2.80% per year to calculate the accrued benefit obligation and 2.95% per year to calculate the annual service cost at start of year, and a discount rate of 3.50% to calculate the accrued benefit obligation and 3.60% per year to calculate the annual service cost at year end. The CPM2014 Private Sector Mortality tables (Scale B) are used to calculate the accrued benefit obligation at start of year, the annual service cost and the benefit obligation at year end.

(5)	For calculation purposes, the assumptions as of January 31, 2022 described in Eckler’s February 17, 2022 accounting report entitled “Employee Future Benefits” was used.

(6)	Pension accumulated during Mr. Donnez’s employment in Canada.

(7)

Pension accumulated during Mr. Donnez’s employment in the United States from July 1, 2019 to January 31, 2022, converted to Canadian dollars based on the daily rate of exchange published by Refinitiv on January 31, 2022 (U.S.$1.00 = $1.2696).

Defined Contribution Plans

The Canadian executives of the Company named after May 31, 2017 (which includes Mr. Uhr) participate in two defined contribution pension plans: a basic plan and a supplemental plan.

Under the basic plan, executives and the Company are required to make contributions expressed as percentages of base salary of up to $162,278. The contributions are deposited into the participant’s account and invested according to the investment instructions made by the participant.

Executives do not make contributions under the supplemental plan. Only the Company is required to make contributions, which are calculated as a percentage of the base salary in excess of $162,278. The contributions are credited to an unfunded and non-registered supplemental plan. Investment income is credited to the participant’s account at a rate equal to the rate of return under the basic plan.

Bonuses and any other compensation are not considered in calculation of contributions.

Company contributions and investment income under the supplemental plan vest as follows: 33.3% after one year of service, 66.7% after two years of service and 100% after 3 years of service or more. Upon

2022 Proxy Circular

the death of a participant, the spouse of the participant will be entitled to the value of participant’s account (contributions and interests).

All pension benefits payable from these plans are in addition to government social security benefits.

For Fiscal 2022, M. Uhr contributed 3% of his base salary, up to $162,278. The Company contributed 15% of his base salary, up to $162,278, under the basic plan and 15% of his base salary in excess of $162,278 under the supplemental plan.

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Accumulated Value at Year End(1) ($)

Sébastien Martel(2) CFO	76,000	-	80,200

Sandy Scullion(3) Senior Vice-President, Global Retail and Services - Powersports	195,800	-	209,900

Thomas Uhr(4) Senior Vice-President, Product Engineering and Manufacturing Operations - Powersports	156,438	65,909	237,854

Karim Donnez(5) Senior Vice-President, Marine Group	95,474	-	96,617

(1)	As at January 31, 2022.

(2)	Value accumulated during Mr. Martel’s participation in the Employee Pension Plan of the Company, from January 1, 2005 to June 1, 2007.

(3)	Value accumulated during Mr. Scullion’s participation in the Employee Pension Plan of the Company, from January 1, 1995 to June 1, 2005.

(4)	Value accumulated during Mr. Uhr’s participation in the Executive Pension Plan of the Company, from February 1, 2020 to January 31, 2022.

(5)

Value accumulated during Mr. Donnez’s participation in the US 401(K) Plan of the Company, from July 1, 2019 to January 31, 2022, converted to Canadian dollars based on the daily rate of exchange published by Refinitiv on January 31, 2022 (U.S.$1.00 = $1.2696). No contribution were made by the Mr. Donnez or BRP in the US 401(K) Plan for Fiscal 2022.

Termination and Change of Control Benefits

The Company has entered into executive employment agreements with each of the NEOs. These agreements provide for, among other things, the continuation of the executive’s employment for an indeterminate term in accordance with applicable law, as well as such NEO’s base salary, bonus entitlement, vacations, insurance coverage, pension benefits, perquisites and other matters related to the NEO’s employment.

The following table describes the entitlement of NEOs in the event of a termination without cause within 12 months following a Change of Control (as defined in the first footnote below the table).

	CEO	CFO and Senior Vice-Presidents

Triggering events (double trigger)	Termination of employment without cause within 12 months following a Change of Control(1)	Termination of employment without cause within 12 months following a Change of Control(1)

Severance calculation	24 months of base salary + target bonus	18 months of base salary + target bonus

Method of severance payment	Lump sum	Lump sum

2022 Proxy Circular

	CEO	CFO and Senior Vice-Presidents
Continuation of benefits (health care, but excluding disability)(2)(3)	24 months	18 months

Vesting of stock option awards	Immediate vesting of all unvested stock options 180 days after termination to exercise stock options	Immediate vesting of all unvested stock options 180 days after termination to exercise stock options

(1)

“Change of Control” under the relevant employment agreements has the same meaning as ascribed thereto under the Stock Option Plan, meaning the acquisition by any person or group of persons acting jointly or in concert (other than holders of Multiple Voting Shares and their affiliates) of securities of the Company carrying the right to elect a majority of the board of directors of the Company.

(2)	Car benefits, Company products allowance, financial services and annual medical services cease after 12 months following the termination.

(3)	Health care coverage ceases earlier if new employment found before end of severance period.

The following table describes the entitlement of NEOs in the event of a termination without cause:

	CEO	CFO and Senior Vice-Presidents

Triggering event	Termination without cause	Termination without cause

Severance calculation	24 months of base salary + target bonus	12 months of base salary + target bonus

Method of severance payment	Monthly installments	Monthly installments

Continuation of benefits (health care, but excluding disability)(1)(2)	24 months	12 months

Retirement plan – credit of years of service	24 months	12 months

Vesting of stock option awards	Forfeiture of all unvested stock options 60 days after termination to exercise vested stock options	Forfeiture of all unvested stock options 60 days to exercise vested stock options after termination

(1)	Car benefits, Company products allowance, financial services and annual medical services cease after 12 months following the termination.

(2)	Health care coverage ceases earlier if new employment found before end of severance period.

The following table sets forth estimates of the amounts payable to each of the NEOs who were employed by the Company at the end of Fiscal 2022 upon a termination without cause or upon a termination without cause within 12 months following a Change of Control:

Name of the NEO	Termination Without Cause ($)(1)	Termination Without Cause Within 12 months of a Change of Control ($)(2)

José Boisjoli President and CEO	6,269,442	44,395,286

Sébastien Martel CFO	1,213,007	9,259,662

Sandy Scullion Senior Vice-President, Global Retail and Services - Powersports	1,193,579	5,644,812

2022 Proxy Circular

Name of the NEO	Termination Without Cause ($)(1)	Termination Without Cause Within 12 months of a Change of Control ($)(2)

Thomas Uhr Senior Vice-President, Product Engineering and Manufacturing Operations - Powersports	966,605	5,167,463

Karim Donnez Senior Vice-President, Marine Group	1,079,287	3,859,710

(1)

For Mr. Boisjoli, the amount includes 24 months of base salary and target bonus, continuation of benefits for 24 months and credit of 24 months of years of service to the retirement plan. For Messrs. Martel, Scullion, Uhr and Donnez, the amounts include 12 months of base salary and target bonus, continuation of benefits for 12 months and credit of 12 months of years of service to the retirement plan. The amounts exclude all vested in-the-money options which were outstanding as of January 31, 2022, which represent a value of $0, $3,490,958, $3,067,970, $3,823,883 and $732,476, respectively. Value of options has been calculated using the closing price of the Subordinate Voting Shares on the TSX ($105.65) on January 31, 2022, being the last trading day before the end of Fiscal 2022.

(2)

For Mr. Boisjoli, the amount includes 24 months of base salary and target bonus, continuation of benefits for 24 months and accelerated vesting of all unvested in-the-money options as of January 31, 2022, which represent a value of $39,096,944. For Messrs. Martel, Scullion, Uhr and Donnez, the amount includes 18 months of base salary and target bonus, continuation of benefits for 18 months and accelerated vesting of all unvested in-the-money options as of January 31, 2022, which represent a value of $7,781,431, 4,219,826, $ 3,839,721 and $2,506,380, respectively but excludes all vested in-the-money options which were outstanding as of January 31, 2022. Value of options has been calculated using the closing price of the Subordinate Voting Shares on the TSX ($105.65) on January 31, 2022, being the last trading day before the end of Fiscal 2022.

A NEO is not entitled to receive any payment under the STIP if the effective date of his or her termination for cause or resignation occurs prior to the end of the fiscal year in respect of which the payout under the STIP is calculated. In addition, on the effective date of a NEO’s termination for cause or resignation, all such NEO’s vested and unvested options are forfeited and all his or her other benefits are terminated.

The Company has also entered into non-competition, non-solicitation and non-disclosure agreements with each of the NEOs. These agreements contain contractual covenants in favour of the Company, which includes a perpetual confidentiality covenant and a non-competition covenant which applies for a period of two years after the NEO’s termination of employment. NEOs are also subject to non-solicitation covenants in respect of employees and customers which apply for a period of two years after the NEO’s termination of employment.

2022 Proxy Circular

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Board of Directors

Independence

The Board of Directors is currently comprised of 12 directors, seven of whom are independent. On June 3rd, 2022, assuming the election of all proposed director nominees at the Meeting, the Board of Directors will be comprised of 11 directors with six of them being independent.

Pursuant to NI 52-110, an independent director is one who is free from any direct or indirect relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with a director’s exercise of independent judgment. Messrs. Hanley, Hernández, Nomicos and Philip and Mses. Kountze, Métayer and Samardzich are independent under these standards.

As described above, all of the independent directors are standing for re-election, except for Mr. Hanley. Mr. Boisjoli is not independent under these standards as he is the President and Chief Executive Officer of the Company. Messrs. Bekenstein is not considered independent because of his relationship with BCI. Mr. Pierre Beaudoin is not considered independent as he is the son of Claire Bombardier Beaudoin and Laurent Beaudoin, who both control Beaudier, a Principal Shareholder, through holding companies which they control. Mr. Pierre Beaudoin is also the nephew of Janine Bombardier, Huguette Bombardier Fontaine and J. R. André Bombardier, who own 4338618, a Principal Shareholder, through holding companies which they control. Mr. Laporte is not considered independent as, until 2019, he was part of the management of Beaudier, a Principal Shareholder. He is also the husband of Nicole Beaudoin, the daughter of Claire Bombardier Beaudoin and Laurent Beaudoin, who both control Beaudier, a Principal Shareholder, through holding companies which they control. Nicole Beaudoin, the wife of Mr. Laporte, is also the niece of Janine Bombardier, Huguette Bombardier Fontaine and J.R. André Bombardier, who own 4338618, a Principal Shareholder, through holding companies which they control. Mr. Charles Bombardier is not considered independent as he is the son of J. R. André Bombardier, who is part of the management of 4338618, a Principal Shareholder. Mr. Charles Bombardier is also the nephew of Claire Bombardier Beaudoin and Laurent Beaudoin, former director and current Chairman Emeritus of the Board of Directors, and who both control Beaudier, a Principal Shareholder, through holding companies which they control. See “General Information – Voting Shares Outstanding and Principal Shareholders”. Although in the view of the Board of Directors such directors are not independent for the purposes of NI 52-110, 11 of the 12 directors are not members of the Company’s management.

The Company has taken steps to ensure that adequate structures and processes are in place to permit the Board of Directors to function independently of management of the Company. For instance, at every regularly scheduled meeting of the Board of Directors, there is a private session where the members of the management, including the President and CEO, are not present. In addition, any independent director may, at any time, if considered necessary to facilitate open and candid discussion among the independent directors, call a meeting or request an in-camera session without management and non-independent directors. No such meetings were held during Fiscal 2022.

Further to the annual shareholder meeting held on May 30, 2019, and following every annual shareholder meeting since, Mr. José Boisjoli was appointed Chair of the Board of Directors and Mr. Michael Hanley was appointed as independent Lead Director in order to ensure appropriate leadership for the independent directors. It is expected that another independent director will be appointed Lead Director following the Meeting. See “Position Descriptions” for further details on the respective roles of the Chair and the Lead Director.

2022 Proxy Circular

Tenure and Succession

The NGSRC is charged under its charter with selecting candidates for election as independent directors, including replacements for designees of CDPQ, Beaudier Group and/or Bain, as applicable, as and when they lose the right to designate a member of the Board under the Nomination Rights Agreement. See “Disclosure of Corporate Governance Practices — Board of Directors Committees — Human Resources and Compensation Committee” and “Business of the Meeting – Election of Directors”.

The Board of Directors has not adopted term limits, a retirement policy for its directors or other mechanism of board renewal.

Assessment of the Board, Committees, Directors, and Chairs

Each director annually completes an anonymous questionnaire developed by the Chair of the NGSRC and the Corporate Secretary, which facilitates a written evaluation of the performance and effectiveness of the Board of Directors and each of the committees of the Board of Directors as well as self-assessments on the part of each individual director of his or her own skills and qualifications. The questionnaire covers such matters as the operation of the Board and of its committees, the adequacy and timeliness of the information provided to directors, the effectiveness of meetings and performance of Board of Directors and committee members. The resulting information is analyzed by the NGSRC, which in turn reports to the Board and identifies improvement opportunities. In Fiscal 2022, the questionnaire was reviewed and improved with the support of an outside consultant and included a peer to peer evaluation process, where each director assessed the contribution of each of its peers relative to the performance standards for the director position description. The results were compiled by the outside consultant.

The Chair of the Board of Directors receives the results of each director’s assessment and meets every year with each director individually which facilitates a discussion of the evaluation of his or her contribution and that of other directors and other aspects of the functioning of the Board of Directors. Members of the Board of Directors are also asked in the questionnaire to assess and comment on the performance of the Chair of the Board of Directors. Individual assessments of the Chair’s performance are reviewed by the NGSRC (without the Chair present) and then summarized responses are presented to the Chair of the Board of Directors and to the Board of Directors. The contribution and effectiveness of each committee’s chair are assessed annually against their respective objectives and the standards of their respective position description. The Chair of the Board of Directors discusses the results with each committee chair individually. The NGSRC monitors and tracks progress of improvement opportunities identified through the self-assessment process, and the Board of Directors and its committees continuously refine various aspects of their practices as a result of the assessments. For example, the issues identified help the Board of Directors adjust its objectives, as needed, and inform the Board of Directors meeting agenda, as well as the agendas of the Board of Directors committee meetings.

Directorship of Other Reporting Issuers

Some members of the Company’s Board of Directors are also members of the boards of other public companies. See “Business of the Meeting - Election of Directors - Description of Proposed Director Nominees”. The Board of Directors did not adopt a director interlock policy but is keeping informed of other public directorships held by its members. As at April 20, 2022, amongst the current directors and the proposed director nominees, Messrs. Pierre Beaudoin and Charles Bombardier both serve on the board of directors of Bombardier Inc. and Messrs. Bekenstein and Nomicos both serve on the board of directors of Dollarama Inc.

Mandate of the Board of Directors

The Board of Directors is responsible for supervising the management of the Company’s business and affairs. The Board of Directors’ key responsibilities relate to the stewardship of management, generally through the CEO to pursue the best interests of the Company, and include the following: adopting a strategic

2022 Proxy Circular

planning process, overseeing technologies, capital investments and projects, identifying risks and ensuring that procedures are in place for the management of those risks, reviewing internal controls and reporting, reviewing and approving annual operating plans and budgets, overseeing corporate social responsibility and ethics, policies and practices and overseeing related risks and opportunities, reviewing the integrity of the CEO and the other executive officers and ensuring that the CEO and other executive officers create a culture of integrity, succession planning, including the appointment, training and supervision of management, overseeing leadership development and executive compensation, overseeing nomination process for new directors (subject to the charter of the NGSRC and the Nomination Rights Agreement), overseeing the Company’s corporate governance policies and practices, reviewing and authorizing delegations and general approval guidelines for management, monitoring financial reporting, monitoring internal controls and management information systems, seeking to ensure that the Company has a corporate disclosure and communications policy in place in accordance with the published securities laws guidance, adopting measures for receiving feedback from stakeholders and adopting key corporate policies designed to ensure that the Company, its directors, officers and employees comply with all applicable laws, rules and regulations and conduct their business ethically, with honesty and integrity and taking into account the Company’s corporate social responsibility.

Under its mandate, the Board of Directors is entitled, among other things, to delegate certain matters it is responsible for to Board committees and to engage outside advisers, at the Company’s expense, where, in its view, additional expertise or advice is required. The text of the Board of Director’s mandate is attached to this Circular as Schedule A.

Position Descriptions

Chair of the Board of Directors and Committee Chairs

Mr. José Boisjoli is the Chair of the Board of Directors since May 30, 2019.

The Board of Directors has adopted a written position description for the Chair of the Board of Directors which sets out the chair’s key responsibilities, including duties relating to setting Board of Directors meeting agendas, chairing Board of Directors and shareholder meetings, director development, Board of Directors, committee and director assessment, leadership in ensuring that the Board of Directors works as a cohesive team, monitoring the work of the committees to ensure that delegated projects or responsibilities are carried out and reported to the Board of Directors and communicating with shareholders and other stakeholders.

The Board of Directors has also adopted a written position description for each of the committee chairs which sets out each of the committee chair’s key responsibilities, including duties relating to setting committee meeting agendas, chairing committee meetings, working with the respective committee and management to ensure, to the greatest extent possible, the effective functioning of the committee and reporting to the Board of Directors.

Lead Director

The primary functions of the Lead Director are to provide leadership to the directors to enhance the effectiveness and independence of the Board of Directors and to facilitate the efficient functioning of the Board of Directors. The Board of Directors has adopted a written position description for the Lead Director which sets out the Lead Director’s key responsibilities, including duties relating to the conduct of directors’ meetings and participation in policy implementation and succession planning, ensuring that appropriate structures and procedures are in place so that the Board of Directors may function independently from management, ensuring that there is an effective relationship between management and the members of the Board of Directors, in consultation with the Chair of the Board of Directors and the CEO, and advising the Chair of the Board of Directors and the CEO on the appropriate flow of information to the Board of Directors.

2022 Proxy Circular

President and CEO

The primary functions of the President and CEO are to lead the day-to-day management of the Company’s business and affairs and to lead the implementation of the resolutions and the policies of the Board of Directors.

The Board of Directors has developed a written position description and mandate for the President and CEO which sets out the President and CEO’s key responsibilities, including duties relating to providing leadership in managing the Company, ensuring that matters requiring decisions by the Board of Directors are brought to its attention in a timely fashion, fostering a corporate culture that promotes ethical practices, individual integrity and that maintains a positive work climate that is conducive to attracting, retaining and motivating top-quality employees, providing leadership to management in support of the Company’s commitment to corporate social responsibility, ensuring the implementation of the strategic and operating plans approved by the Board of Directors and developing an annual business plan and budget that supports such strategic plan, identifying and managing risks related to the business of the Company, ensuring the accuracy, completeness and integrity of the Company’s corporate disclosure, develop and implement an effective communications policy, serving as a spokesperson for the Company and ensuring proper communication between the Company’s management and the Board of Directors.

Board of Directors Committees

The Board of Directors ensures that the composition of its committees meets applicable statutory independence requirements as well as any other applicable legal and regulatory requirements.

Audit Committee

The Audit Committee must be composed of a minimum of three directors, each of whom must be independent and meet the criteria for financial literacy established by applicable laws, including NI 52-110. The Audit Committee is currently composed of Mses. Kountze and Métayer and Messrs. Hanley and Nomicos, all of whom are independent and meet the criteria for financial literacy established by applicable laws, including NI 52-110. Mr. Hanley also has the necessary experience to qualify as a financial expert under the rules adopted by the U.S. Securities and Exchange Commission in accordance with the Sarbanes Oxley Act of 2002. Mr. Hanley has been the chair of the Audit Committee for the entire Fiscal 2022. Following the Meeting, another independent board member will be appointed to the Audit Committee and one of the members of committee will be appointed chair. The relevant experience of each member of the Audit Committee is described as part of their respective biographies. See “Business of the Meeting - Election of Directors - Description of Proposed Director Nominees”.

The Board has adopted a written charter describing the mandate of the Audit Committee. The charter of the Audit Committee reflects the purpose of the Audit Committee, which is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to ensuring that adequate procedures are in place for the review of the Company’s public disclosure documents that contain financial information, ensuring that an effective internal audit process has been implemented, ensuring that an effective risk management and financial controls framework has been implemented and tested by the Company’s management, providing better communication between directors, management, internal auditors and external auditors, overseeing the work and reviewing the independence of the external auditors and reporting to the Board of Directors on any outstanding issue. The Audit Committee also reviews significant accounting and reporting issues, including unusual or sensitive matters such as disclosure of related party transactions.

Additional information relating to the Audit Committee can be found in the section entitled “Audit Committee Information” of the Company’s AIF available under the Company’s profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and on the Company’s website at ir.brp.com.

2022 Proxy Circular

Human Resources and Compensation Committee

The HRCC must be composed of at least three directors, and is currently composed of Messrs. Beaudoin, Bekenstein and Philip and Ms. Samardzich, with Mr. Philip acting as chair of the HRCC. All members of the HRCC have a working familiarity with human resources and compensation matters.

The Board of Directors has adopted a written charter describing the mandate of the HRCC, and reflecting the purpose of the HRCC, which is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to the establishment of key human resources and compensation policies (including all incentive and equity-based compensation plans), the performance evaluation of the CEO and the executive officers, the determination of the compensation for the CEO and the executives officers of the Company, succession planning (including the oversight over the appointment and evaluation of senior officers, but excluding CEO succession) and reporting to the Board of Directors on any outstanding issue.

The HRCC is also responsible for monitoring the succession planning of the executive officers and key members of senior management, while the NGSRC is responsible for the succession planning of the CEO. See “Board of Directors Committees — Nominating, Governance and Social Responsibility Committee” for further information on the NGSRC.

As part of the succession planning oversight responsibilities of the executive officers and key members of the senior management, the HRCC periodically reviews the organization’s structure in light of recent changes and potential future changes as well as the succession plan status for all executive officers, except the CEO. The objective of the succession planning process is to identify individuals who are able to move into key leadership roles not only in the normal course of the Company’s growth but also in the event of an unplanned vacancy, and to assist these individuals in developing their skills and competencies and, if there are gaps in readiness, to identify roles for which an external talent search may be required. The directors also meet with members of the management team through their participation in meetings and presentations to the Board of Directors and its committees, as well as occasionally through site visits or informal meetings throughout the year, which allows directors to identify and get better acquainted with members of the management team who are potential future leaders of the Company and to obtain a broader perspective on issues relevant to the Company.

In order to encourage an objective process for determining compensation, the HRCC may retain, as needed, the services of a global professional services firm and conducts extensive benchmarking.

Pursuant to the Nomination Rights Agreement, for so long as each of Bain and the Beaudier Group continue to have the right to designate at least one member of the Board of Directors, each has the right to appoint one member of the HRCC. See “Disclosure of Corporate Governance Practices — Nomination Rights Agreement”.

Nominating, Governance and Social Responsibility Committee

The NGSRC must be composed of at least three directors. The NGSRC is currently composed of Messrs. Beaudoin, Bekenstein and Philip and Ms. Samardzich, with Mr. Philip acting as the chair of the NGSRC.

The Board of Directors has adopted a written charter describing the mandate of the NGSRC. The charter of the NGSRC reflects the purpose of the NGSRC, which is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to the CEO succession planning, the compensation of directors, identifying individuals qualified to be nominated as members of the Board of Directors (subject to the terms of the Nomination Rights Agreement), developing corporate governance guidelines and principles for the Company, assessing the structure, composition, performance and effectiveness of Board of Directors committees, evaluating the performance and effectiveness of the Board of Directors, reviewing and assessing the Company’s policies and practices with respect to its corporate social responsibility program and reporting to the Board of Directors on any outstanding issue.

2022 Proxy Circular

The NGSRC intends to annually conduct an assessment of the performance and effectiveness of the Board of Directors and of the committees of the Board of Directors to evaluate their contribution. See “Disclosure of Corporate Governance Practices - Board of Directors - Assessment of the Board, Committees, Directors, and Chairs”.

The charter of the NGSRC also provides that the committee is charged with selecting candidates for election as directors, including replacements for designees of Principal Shareholders, as applicable, as and when they lose their rights to designate directors under the Nomination Rights Agreement. In identifying new candidates for the Company’s Board of Directors, the NGSRC will consider what competencies and skills the Board of Directors, as a whole, should possess, assess what competencies and skills each existing director possesses, considering the Board of Directors as a group, with each individual making his or her own contribution, the personality and other qualities of each director and the overall diversity of the Board of Directors as these may ultimately determine the boardroom dynamic. Individuals selected as nominees shall have the highest personal and professional integrity, shall have demonstrated exceptional ability and judgment and shall, in the opinion of the NGSRC, be most effective, in conjunction with the other directors, in collectively serving the long-term interests of the shareholders.

The following matrix provides a summary of the competencies, skills, experience and expertise that each current director or proposed director nominee possesses as well as other information that may be relevant for purposes of identifying new directors.

								Functional Experience			Industry Knowledge / Expertise													Other boards	Committees(1)

Pierre Beaudoin	3	59		R	Canada	M		X		X			X	X							X			Power Corporation of Canada; Bombardier Inc.			X	X
Joshua Bekenstein	19	63		A	USA	M					X	X	X					X						Canada Goose Holdings Inc.; Bright Horizons Family Solutions Inc.; Dollarama Inc.			X	X
José Boisjoli	11	64		A	Canada	M		X		X		X	X	X					X		X		X			X
Charles Bombardier	2	48		A	Canada	M				X						X	X			X	X			Bombardier Inc.		X
Michael Hanley(2)	10	56	X	R	Canada	M			X	X		X	X	X	X									LyondellBasell Industries N.V.; Nuvei Corporation	C
Ernesto M. Hernández	1	64	X	R	Mexico	M	X			X			X				X		X	X		X	X	Constellation Brands, Inc.; Dana Incorporated		X
Katherine Kountze	1	59	X	A	USA	F	X						X	X		X								The Children’s Place Inc.	X
Louis Laporte	9	61		A	Canada	M		X		X		X	X	X				X		X	X		X			X

2022 Proxy Circular

Estelle Métayer	8	52	X	A	Canada	F					X	X		X	X			X		X			X

Nicholas Nomicos	18	59	X	A	USA	M		X	X	X	X	X				X	X				X	Dollarama Inc.	X

Edward Philip	17	56	X	R	USA	M	X	X			X	X							X	X		United Airlines Holdings, Inc.; Hasbro, Inc.; Blade Air Mobility, Inc.			C	C

Barbara Samardzich	5	63	X	R	USA	F			X			X	X				X			X	X	Adient plc		C	X	X

(1)	Nominees marked with “C” are Chair persons.

(2)	Mr. Michael Hanley will not be standing for re-election at the Meeting.

In fulfilling its duties regarding the selection of new candidates to the Board of Directors, the NGSRC retains from time to time the services of an outside advisory firm in order to provide additional expertise and encourage an objective nominating process.

Finally, the NGSRC is also responsible for monitoring the succession planning process for the President and Chief Executive Officer.

The charter of the NGSRC may not be amended without the written consent of each Principal Shareholder party to the Nomination Rights Agreement at the relevant time. In addition, for so long as each of Bain and the Beaudier Group continue to have the right to designate at least one member of the Board of Directors, each will have the right to appoint one member of the Board of Directors to the NGSRC. See “Disclosure of Corporate Governance Practices — Nomination Rights Agreement”.

Investment and Risk Committee

The investment and risk committee of the Company (the “Investment and Risk Committee”) must be composed of a minimum of three directors. The Investment and Risk Committee is currently composed of Messrs. Boisjoli, Bombardier, Hernández and Laporte and Ms. Samardzich, with Ms. Samardzich as chair of the Investment and Risk Committee. All members of the Investment and Risk Committee have a working familiarity with corporate finance and investment matters.

The Board of Directors has adopted a written charter describing the mandate of the Investment and Risk Committee. The charter of the Investment and Risk Committee reflects the purpose of the Investment and Risk Committee, which is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to the Company’s risk management practices, proposed issues of securities and the utilization of financial instruments, reviewing and then approving or rejecting proposed significant transactions (including proposed acquisitions and dispositions of assets or properties), reviewing and approving or rejecting proposed significant capital expenditures and reporting to the Board of Directors on any outstanding issue.

Orientation and Continuing Education

The Company recognizes ongoing director education as an important component of good governance. Directors ensure to be informed about current best practices, emerging trends in corporate governance and relevant regulatory developments.

The Company has in place an orientation program for new directors pursuant to which they will meet separately with the Chair of the Board of Directors, individual directors and members of the senior executive team to familiarize themselves with the Company and its business, as well as the expected contribution of individual directors. A new director will be presented with the Board of Directors policies and procedures, the Company’s current strategic plan, organizational structure, operations, governance and compensation plans, financial plan and capital plan, the most recent core public disclosure documents and other materials relating to key business issues. A new director will also be visiting selected facilities.

2022 Proxy Circular

While directors personally ensure that they are up to date in their awareness of company and industry issues and their duties and responsibilities as directors, the chair of each committee is responsible for coordinating orientation and continuing director development programs relating to the respective committee’s mandate. The Chair of the Board of Directors is also responsible for instituting learning programs for directors.

The Company helps to facilitate corporate governance best practice relating to orientation and continuing education in various ways. Board dinner sessions generally take place the evening prior to regularly scheduled board meetings, as an opportunity for the Board of Directors to accomplish a number of important governance objectives, including: (i) meeting the CEO and other executives in an informal environment, (ii) holding educational sessions on important topics with respect to BRP’s business and some of its strategic initiatives, and (iii) strengthening the directors’ collegial working relationship. The Board is also regularly updated throughout the year regarding both operational and strategic developments in the Company’s business. In addition to the distribution of written briefing materials on significant topics, internal sessions are generally offered to the Board of Directors and its committees by staff, management and professional service providers to advance their understanding of the Company, the industry and the competitive environment in which it operates.

The Board of Directors’ continuing education policy encourages directors to attend external conferences and educational programs at the Company’s expense, to enhance their knowledge of the industries in which the Company carries on business as well as governance and director responsibilities. The Company also maintains a board membership with the Canadian Institute of Corporate Directors (“ICD”) for the benefit of all its directors and several directors are also members of the U.S. National Association of Corporate Directors, two recognized professional associations that provide access to information, events and training on directors’ role and obligations, and on governance. The membership fees are paid by the Company.

Code of Ethics

The Company has a written code of ethics (the “Code of Ethics”) that applies to all directors, officers, management and employees of the Company, including those employed by subsidiaries. The objective of the Code of Ethics is to provide guidelines for maintaining the integrity, reputation, honesty, objectivity and impartiality of the Company, its subsidiaries and business units. The Code of Ethics addresses matters relating to conflicts of interest, political activity, communication with media, corrupt practices, acceptance of gifts, health, safety and environment, alcohol and drugs, protection of the Company’s assets, confidentiality, fair dealing with the Company’s securityholders, customers, suppliers, competitors and employees, compliance with laws and reporting any illegal or unethical behavior. As part of the Company’s Code of Ethics, any person subject to the Code of Ethics is required to avoid or fully disclose interests or relationships that are harmful or detrimental to the Company’s best interests or that may give rise to real, potential or the appearance of conflicts of interest.

Under the Code of Ethics, members of the Board of Directors are required to disclose any conflict of interest or potential conflict of interest to the entire Board of Directors as well as any committee on which they serve. A director who has a material interest in a matter before the Board of Directors or any committee on which he or she serves is required to disclose such interest as soon as the director becomes aware of it. In situations where a director has a material interest in a matter to be considered by the Board of Directors, such director may be required to absent himself or herself from the meeting while discussions and voting with respect to the matter are taking place. Directors will also be required to comply with the relevant provisions of the Canada Business Corporations Act regarding conflicts of interest.

As part of its CSR25 Program (as defined below), BRP intends to update its Code of Ethics to include a section on diversity, equity and inclusion and to further define anti-discrimination measures so that all directors, officers, management and employees of BRP can continue to feel safe in their work environment.

2022 Proxy Circular

The NGSRC is responsible for assisting the Board of Directors in reviewing and updating the Code of Ethics periodically, reviewing the system that the Company’s management will establish to enforce the Code of Ethics and reviewing management’s monitoring of the Company’s compliance with the Code of Ethics. In addition, the Audit Committee reviews on a quarterly basis the minutes of the Compliance and Ethics Committee, a committee comprised of members of the Company’s management whose mandate is, amongst others, to oversee compliance with the Code of Ethics and corporate policies. The Audit Committee also reviews on a quarterly basis all complaints related to the policy of the Company on Complaints of Illegal or Unethical Conduct. Finally, each director signs annually a document attesting that they read the Code of Ethics, and where they must disclose whether, to their knowledge, there has been any conduct of a director or executive officer that constitutes or constituted a departure from the Code of Ethics in the last year.

The Code of Ethics is available under the Company’s profile on SEDAR at www.sedar.com.

Diversity, Equity and Inclusion

As a truly global company, the Company and its Board of Directors are committed to creating an environment built upon diversity, inclusion and fair values and practices. The Company believes that attracting, developing and retaining employees, including senior executives, who reflect diversity is an important element of its long-term sustainability by mirroring its customers around the world.

The Board of Directors has adopted a diversity statement formalizing its commitment to these principles. The Company does not have a formal written policy relating to the identification and nomination of women on the Board of Directors or in executive positions though it considers inclusiveness and diversity of race, ethnicity, gender, age, cultural background and professional experience in evaluating candidates for Board of Directors membership and appointment to executive positions. The Company does not have a target of women on the Board of Directors or in executive positions because it does not believe that any candidate for membership to the Board of Directors or for an executive officer position should be chosen nor excluded solely or largely because of gender. In selecting director nominee or executive candidates, the Company considers the skills, expertise and background that would complement the existing Board of Directors and management team. Directors and executive officers will be recruited based on their ability and contributions.

Striving for a Board of Directors that is well balanced and representative of diverse experiences, points of view and expertise necessary for good governance and efficient management, the Board of Directors’ diversity statement is designed to consider diversity broadly. Similarly, the NGSRC has the mandate to consider a wide array of factors in identifying candidates in the director nomination process, as does the HRCC when overseeing the recruiting of executives. The NGSRC also reviews the Board of Directors’ diversity statement periodically to assess the Company’s progress against the diversity statement’s objectives in order to ensure that it is being effectively implemented.

A requirement to disclose diversity with respect to “designated groups” was implemented under the Canada Business Corporations Act in 2020. At the end of Fiscal 2022, the Company surveyed the Board of Directors and its senior management to determine the number and proportion of individuals that self-identified themselves as belonging to one or more of the “designated groups” as defined in the Employment Equity Act (Canada), being women, Aboriginal peoples (being Indian, Inuit, Métis), persons with disabilities1 and members of visible minorities (persons other than Aboriginal peoples who are non-Caucasian in race or non-white in colour). Participation in the survey was voluntary and, as such, the results represent only those individuals who elected to participate and may not be entirely representative of the designated groups at the Board of Directors or in senior management.

1 “Person with disabilities” refers to person who have a long-term or recurring physical, mental, sensory, psychiatric or learning impairment and who: (a) consider themselves to be disadvantaged in employment by reason of that impairment, or (b) believe that an employer or potential employer is likely to consider them to be disadvantaged in employment by reason of that impairment. This definition also includes persons whose functional limitations owing to their impairment have been accommodated in their current job or workplace.

2022 Proxy Circular

	Women		Persons with disabilities(1)		Indigenous peoples		Members of visible minorities		Total number	Number of individuals that are members of more than one designated group
	(#)	(%)	(#)	(%)	(#)	(%)	(#)	(%)
Board of Directors	3	25%	0	0	0	0	2	17%	5	1
Senior Management	3	25%	0	0	0	0	1	8%	4	0

Similarly, on August 6, 2021, the Securities and Exchange Commission approved Nasdaq Stock Market LLC (“Nasdaq”) proposed rules concerning board diversity. Among other things, Nasdaq now requires each Nasdaq-listed company to disclose its board diversity on an annual basis pursuant to a template Nasdaq has provided.

Board Diversity Matrix (As of April 27, 2022)

Country of Principal Executive Offices	Canada

Foreign Private Issuer	Yes

Disclosure Prohibited under Home Country Law	No

Total Number of Directors	12

	Female	Male	Non-Binary	Did Not Disclose Gender

Part I: Gender Identity

Directors	3	9	-	-

Part II. Demographic Background

Underrepresented Individual in Home Country Jurisdiction	2

LGBTQ+	-

Did Not Disclose Demographic Background	-

The Board of Directors has not to this date set aspirational or specific targets relating to female representation or representation of such other designated groups at the Board of Directors and in senior management, but it will continue to assess its current workforce and determine the appropriate way to identify and measure for these designated groups.

CSR25 Program

On April 11, 2022, BRP announced the launch of its new corporate social responsibility (“CSR”) program (the “CSR25 Program”). BRP’s CSR25 Program fosters value creation around three main pillars: Environment, Social and Governance. The responsibility of each of these pillars has been assigned to senior executives who leverage their expertise to ensure the program’s objectives are achieved. They specifically focus on BRP’s employees, communities, operations and products and are broken down as follows:

o	Reduce the carbon footprint relating to products and operations
o	Ensure a positive and sustainable impact in communities and the daily lives of employees; and

2022 Proxy Circular

o	Continue to make sound strategic decisions, maintain high ethical standards and conduct operations in a sustainable manner

As part of the second pillar, and to foster an even more inclusive culture where everyone feels they belong, BRP has embarked on a more tangible diversity, equity and inclusion (“DE&I”) program. The Company has established a diverse DE&I Council which is comprised of nine (9) employees from various backgrounds and workplaces and led by two senior executives who will implement a strong action plan. Specific DE&I employee resource groups are also being formed to reach targets and to create opportunities that promote cultural awareness and open dialogue and facilitate inclusion. These resource groups will work on a voluntary basis and will be for women, visible and ethnic minorities and persons from the LGBTQ2+ community.

BRP launched its Responsible Rider program in an effort to promote its commitment to driving positive change. BRP is making the Responsible Rider program a key part of its CSR initiative through action, education and community empowerment. This program fosters an opportunity for everyone in the powersports community to come together and rethink how we approach safety, riding etiquette, and the environment in order to empower all riders to ride responsibly and to welcome newcomers, build a more caring community and generate positive experiences. The Responsible Rider Program is articulated around three main pillars, which are broken down as follows:

•	Safety
•	Wearing the right safety gear;
•	Adjusting your riding style to the existing conditions; and
•	Having a good knowledge of the know about of your vehicle.
•	Environment
•	Leaving the roads, trails and waterways as you’ve found them; and
•	Being careful not to pollute or litter.
•	Riding Etiquette
•	Reducing your noise;
•	Minding your speed; and
•	Respecting each other.

Nomination Rights Agreement

Bain, Beaudier Group and CDPQ have certain rights to designate members of the Board of Directors pursuant to the Nomination Rights Agreement, which provide that the Principal Shareholders party thereto at the relevant time will cast all votes to which they are entitled to fix the size of the Board of Directors and to elect members of the Board of Directors in accordance with the provisions thereof.

Bain is currently entitled to designate three members of the Board of Directors and will continue to be entitled to designate such number of directors for so long as it holds more than 10% of the number of Multiple Voting Shares it held on May 29, 2013 (the “Bain IPO Shares”). Bain will only be entitled to designate one member of the Board of Directors once it holds 10% or less of the Bain IPO Shares. In the event that Bain holds 10% or less of the Bain IPO Shares, it will lose the right to designate its final member of the Board of Directors once the Multiple Voting Shares held by Bain represent less than 2.5% of the aggregate number of outstanding Multiple Voting Shares and Subordinate Voting Shares (it being understood that the number of Multiple Voting Shares shall be added to the number of Subordinate Voting Shares for purposes of such calculation).

Beaudier Group is entitled to designate three members of the Board of Directors and will continue to be entitled to designate such number of directors for so long as it holds more than 10% of the number of Multiple Voting Shares it held on May 29, 2013 (the “Beaudier Group IPO Shares”). Beaudier Group will only be entitled to designate one member of the Board of Directors once it holds 10% or less of the Beaudier Group IPO Shares. In the event that Beaudier Group holds 10% or less of the Beaudier Group IPO Shares, it will lose the right to designate its final member of the Board of Directors once the Multiple Voting Shares held by Beaudier Group represent less than 2.5% of the aggregate number of outstanding Multiple Voting

2022 Proxy Circular

Shares and Subordinate Voting Shares (it being understood that the number of Multiple Voting Shares shall be added to the number of Subordinate Voting Shares for purposes of such calculation).

CDPQ is entitled to designate one member of the Board of Directors for so long as it holds a number of Multiple Voting Shares that is more than 10% of Beaudier Group IPO Shares. In the event that CDPQ holds a number of Multiple Voting Shares that is 10% or less of the Beaudier Group IPO Shares, it will lose the right to designate its member of the Board of Directors once the Multiple Voting Shares held by it represent less than 2.5% of the aggregate number of outstanding Multiple Voting Shares and Subordinate Voting Shares (it being understood that the number of Multiple Voting Shares shall be added to the number of Subordinate Voting Shares for purposes of such calculation).

The Nomination Rights Agreement provides that all parties thereto at the relevant time will cast all votes to which they are entitled in favor of each individual nominated for election to the Board of Directors.

Pursuant to the terms of the Nomination Rights Agreement, the Board of Directors will be comprised of the Audit Committee, the Investment and Risk Committee and the Human Resources, Nomination and Governance Committee (the “HRNGC”) (which has been replaced by the HRCC and the NGSRC, which collectively inherited substantially all of the responsibilities of the HRNGC). For so long as Bain and Beaudier Group have the right to designate at least one member of the Board of Directors, each will have the right to appoint one member of the Board of Directors to the HRCC and to the NGSRC.

Bain, Beaudier Group and CDPQ will cease to be a party to the Nomination Rights Agreement and to have rights and obligations thereunder immediately upon ceasing to have the right to designate any director pursuant to such agreement. The provisions of the Nomination Rights Agreement will terminate at such time as only one of Bain, Beaudier Group or CDPQ has the right to designate a member of the Board thereunder.

Majority Voting Policy

The Company does not employ the practice of “slate voting” and, as such, at meetings of shareholders where directors are to be elected, shareholders of the Company are entitled to vote in favour of, or to withhold from voting, separately for each director nominee. The Company ensures that the number of shares voted in favor or withheld from voting for each director nominee is recorded and promptly disclosed after the meeting.

The Board of Directors adopted a majority voting policy in order to promote enhanced director accountability. The policy stipulates that, in an “uncontested election” (as defined below) of directors, any nominee who receives a greater number of votes “withheld” than votes “for” his or her election will promptly tender his or her resignation to the Chair of the Board of Directors for consideration. Absent exceptional circumstances, the Board of Directors will accept the resignation. A press release disclosing the Board of Directors’ determination (and the reasons for rejecting the resignation, if applicable) shall be issued within 90 days following the date of the meeting of shareholders. A copy of such press release shall be sent concurrently to the TSX. The resignation will become effective when accepted by the Board of Directors.

Subject to any restrictions imposed by law, in the case where the Board of Directors accepts any tendered resignation in accordance with the majority voting policy, the Board of Directors may fill the vacancy through the appointment of a new director, leave the vacancy unfilled until the next annual meeting of shareholders, reduce the size of the Board of Directors, leave any vacancy open until the next annual general meeting of the shareholders of the Company or call a special meeting of shareholders during which a new candidate will be presented to fill the vacant position.

The policy only applies in circumstances involving an uncontested election of directors. For purposes of the majority voting policy, an “uncontested election” means any meeting of shareholders called for, either alone or with other matters, the election of directors, with respect to which the number of nominees for election is equal to the number of positions on the Board of Directors to be filled through the election to be conducted at such meeting.

2022 Proxy Circular

Advance Notice Requirements for Director Nominations

The Company has adopted an advance notice by-law (the “Advance Notice By-law”) for the purpose of providing shareholders, directors and management of the Company with a clear framework for nominating directors of the Company in connection with any annual or special meeting of shareholders.

The purpose of the Advance Notice By-law is to (i) ensure that all shareholders receive adequate notice of director nominations and sufficient time and information with respect to all nominees to make appropriate deliberations and register an informed vote; and (ii) facilitate an orderly and efficient process for annual or special meetings of shareholders of the Company. The Advance Notice By-law fixes the deadlines by which holders of record of Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in a timely written notice to the Company for any director nominee to be eligible for election at such annual or special meeting of shareholders.

The by-laws of the Company, including the Advance Notice By-law, are available on the Company’s website at ir.brp.com and on SEDAR at www.sedar.com.

Indemnification and Insurance

The Company has implemented a director and officer insurance program and has entered into indemnification agreements with each of its directors and executive officers. The indemnification agreements generally require that the Company indemnify and hold the indemnitees harmless to the greatest extent permitted by law for liabilities arising out of the indemnitees’ service to the Company as directors and executive officers, provided that the indemnitees acted honestly and in good faith and in a manner the indemnitees reasonably believed to be in or not opposed to the Company’s best interests and, with respect to criminal and administrative actions or proceedings that are enforced by monetary penalty, the indemnitees had no reasonable grounds to believe that his or her conduct was unlawful. The indemnification agreements also provide for the advancement of defence expenses to the indemnitees by the Company.

2022 Proxy Circular

ADDITIONAL INFORMATION

Indebtedness of Directors and Executive Officers

None of the directors or proposed director nominees, executive officers, employees, former directors, former executive officers or former employees of the Company or any of its subsidiaries, and none of their associates, is or has, at any time since the beginning of the Company’s most recently completed fiscal year, been indebted to the Company or any of its subsidiaries. Additionally, the Company or any of its subsidiaries has not provided any guarantee, support agreement, letter of credit or other similar agreement or understanding in respect of any indebtedness of any such person to any person or entity, except for routine indebtedness as defined under applicable securities legislation.

Interest of Certain Persons and Companies in Matters to be Acted Upon

No director, proposed director nominee or officer of the Company, or any person who has been a director or officer of the Company at any time since the beginning of the Company’s last fiscal year, nor any associate or affiliate of any such person, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than as set forth herein.

Interest of Informed Persons in Material Transactions

Other than as set out below or as described elsewhere in this Circular, management of the Company is not aware of any material interest, direct or indirect, of any informed person of the Company, any proposed director nominee, or any associate or affiliate of any informed person or proposed director nominee, in any transaction since the commencement of the Company’s most recently completed fiscal year or in any proposed transaction that has materially affected or would materially affect the Company or any of its subsidiaries.

Reimbursement to Bombardier Inc., a company related to Beaudier Group

Pursuant to the purchase agreement entered into in 2003 in connection with the acquisition of the recreational products business of Bombardier Inc., the Company is required to reimburse to Bombardier Inc. income taxes amounting to $22.1 million as of January 31, 2022. The reimbursement will begin when Bombardier Inc. starts making any income tax payments in Canada and/or the United States.

In addition, in connection with the above-mentioned transaction, the Company entered into a trademark license agreement whereby it has the right to continue to use certain trademarks of Bombardier Inc. which were not otherwise assigned to the Company in connection with such transaction, subject to certain conditions. The license allows the Company to use “Bombardier” in the corporate name of certain subsidiaries of the Company as long as, among other things, Beaudier Group maintains at least a 10% voting or equity interest in the Company.

Normal Course Issuer Bid

On December 1, 2021, the Company announced the renewal of its normal course issuer bid (“NCIB”) to purchase for cancellation a maximum of 3,787,945 Subordinate Voting Shares, representing approximately 10% of the Company’s “public float” (as defined in the TSX Company Manual) of Subordinate Voting Shares as at November 9, 2021. The Company is authorized to make purchases under the NCIB during the period from December 3, 2021 to December 2, 2022 in accordance with the requirements of the TSX and the Nasdaq and applicable securities laws. Since the implementation of the NCIB, the Company repurchased for cancellation a total of 989,150 Subordinate Voting Shares for a total cost of $99,999,556.

2022 Proxy Circular

Shareholders may obtain a copy of the Company’s Notice of Intention relating to its NCIB, without charge, by contacting BRP’s Media Relations, by email at medias@brp.com.

Substantial Issuer Bid

On March 25, 2022, the Company announced that the Board of Directors has authorized the launch of a substantial issuer bid (“SIB”) pursuant to which the Company offered to purchase for cancellation up to $250 million of its Subordinate Voting Shares. The Company anticipates that the offer will be completed before the end of May 2022. Copies of the Company’s Issuer Bid Circular and additional information concerning the SIB can be found under the Company’s profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Available Information

The Company is required under applicable Canadian and U.S. securities laws to file various documents, including financial statements. Financial information is provided in the comparative audited annual consolidated financial statements of the Company for Fiscal 2022, together with the notes thereto, the Report of Independent Registered Public Accounting Firm thereon and the related management’s discussion and analysis. Copies of these documents and additional information concerning the Company can be found under the Company’s profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Copies of the Company’s audited annual consolidated financial statements and management’s discussion and analysis can also be obtained upon request made to the Senior Vice-President, General Counsel and Public Affairs of the Company, Mr. Martin Langelier, at the head office: 726 rue Saint-Joseph, Valcourt, Québec, J0E 2L0.

Shareholder Proposals for Next Annual Meeting of Shareholders

The Company received no shareholder proposal for inclusion in this Circular. The Company will include proposals from shareholders that comply with applicable laws in next year’s management proxy circular for its next annual shareholder meeting to be held in respect of the fiscal year ending on January 31, 2023. Shareholder proposals must be received between January 4, 2023 and March 5, 2023 prior to the close of business and be sent to the Senior Vice-President, General Counsel and Public Affairs of the Company, Mr. Martin Langelier, at the head office: 726 rue Saint-Joseph, Valcourt, Québec, J0E 2L0.

Approval by Directors

The Board of Directors of the Company approved the contents of this Circular and authorized it to be made available to and/or sent, as applicable, to each shareholder of the Company who is eligible to receive notice of, and vote his or her shares at, the Meeting, as well as to the Company’s independent auditor and each of its directors.

Dated at Valcourt, this 27th day of April, 2022.

Martin Langelier

Senior Vice-President, General Counsel and Public Affairs

2022 Proxy Circular

SCHEDULE A

BRP INC.

MANDATE OF THE BOARD OF DIRECTORS

1.0	Introduction

The board of directors (the “Board”) of BRP Inc. (the “Company”) is responsible for the stewardship of the Company. Its members (the “Directors”) are elected by shareholders of the Company. The purpose of this mandate is to describe the principal duties and responsibilities of the Board, as well as some of the policies and procedures that apply to the Board in discharging its duties and responsibilities.

2.0	Purpose

Pursuant to applicable laws, in exercising their powers and discharging their duties, Directors must act honestly and in good faith with a view to the best interest of the Company, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, both as Directors and as committee members. Directors are ultimately accountable and responsible for providing independent, effective leadership in supervising the management of the business and affairs of the Company. The responsibilities of the Board include:

•	adopting a strategic planning process;

•	overseeing technologies, capital investments and projects;

•	reviewing and approving annual operating plans and budgets;

•	monitoring financial reporting and management;

•	risk identification and ensuring that procedures are in place for the management of those risks;

•	reviewing internal controls and reporting;

•	monitoring internal controls and management information systems;

•	delegating to management and providing general approval guidelines for management;

•	succession planning, including the appointment, training and supervision of management;

•	overseeing leadership development and executive compensation;

•	corporate disclosure and communications;

•	adopting measures for receiving feedback from stakeholders;

•	corporate social responsibility, ethics and integrity;

•	reviewing the integrity of the Chief Executive Officer (“CEO”) and the other executive officers and ensuring that the CEO and other executive officers create a culture of integrity;

•

adopting key corporate policies designed to ensure that the Company, its Directors, officers and employees comply with all applicable laws, rules and regulations and conduct their business ethically and with honesty and integrity;

•	overseeing the Company’s corporate governance policies and practices; and

•	overseeing the nomination process for new Directors.

3.0	Composition and Membership

The Board shall be comprised of that number of Directors as shall be determined from time to time by the Board upon recommendation of the Human Resources, Nomination and Governance Committee of the Board.

Directors must have an appropriate mix of skills, knowledge and experience in business and an understanding of the industry and the geographical areas in which the Company operates. Directors selected should be able to commit the requisite time for all of the Board’s business. Directors should make all reasonable efforts to attend all Board and committee meetings and should review the materials provided by management in advance of the Board and committee meetings. A Chairman of the Board shall be appointed by the Board.

Without limiting the foregoing, Directors are expected to possess the following characteristics and traits:

•	demonstrate high ethical standards and integrity in their personal and professional dealings;

•	provide independent judgment on a broad range of issues; and

•	understand and challenge the key business plans and the strategic direction of the Company.

4.0	Meetings

Meetings of the Board will be held at such times and places as the Chairman may determine, but in any event not less than five (5) times per year. Directors may attend all meetings either in person, videoconference or by telephone.

The Chairman, if present, will act as the chairman of meetings. If the Chairman is not present at a meeting, the directors will appoint another director to act as Chairman of the meeting. The Secretary of the Company (the “Secretary”) will be the secretary of all meetings and will maintain minutes of all meetings and deliberations of the Board. If the Secretary is not in attendance at any meeting, the Board will appoint another person who may, but need not, be a Director to act as the secretary of that meeting.

Subject to any agreement between the shareholders of the Company:

•	a majority of Directors will constitute a quorum for a meeting of the Board;

•	each Director will have one vote and decisions of the Board will be made by an affirmative vote of the majority;

•	the Chairman will not have a deciding or casting vote in the case of an equality of votes; and

•	the powers of the Board may also be exercised by written resolutions signed by all Directors.

The Board may invite from time to time such persons as it sees fit to attend its meetings and to take part in the discussion and consideration of the affairs of the Board. On the occasion of each Board meeting, independent Directors will consider if an in camera meeting, under the chairmanship of an independent director, would be appropriate. The Independent Director chairing such in camera meetings will forward to the Chairman and to the CEO any questions, comments or suggestions of the Directors.

In advance of every meeting of the Board, the Chairman, with the assistance of the Secretary, will prepare and distribute to the Directors and others as deemed appropriate by the Chairman, an agenda of matters to be addressed at the meeting together with appropriate briefing materials. The Board may require officers and employees of the Company to produce such information and reports as the Board may deem appropriate in order for it to fulfill its duties.

Directors will maintain the absolute confidentiality of the deliberations and decisions of the Board and its committees and information received at any meeting, except as may be required by law or as may be determined, from time to time, by the Board, or if the information is publicly disclosed by the Company.

5.0	Duties and Responsibilities

The Board will delegate responsibility for the day-to-day management of the Company’s business and affairs to the Company’s senior officers and will supervise such senior officers appropriately.

The Board may delegate certain matters it is responsible for to Board committees, presently consisting of the Audit Committee, the Human Resources, Nomination and Governance Committee and the Investment and Risk Committee.

The principal duties and responsibilities of the Board as they relate to the following matters, include:

5.1.	Strategic Planning Process

The Board will adopt, at least on an annual basis, a strategic planning process to establish objectives, goals, vision and mission statement for the Company’s business, and which takes into account the opportunities and risks of the Company’s business and affairs. The Board will review, approve and modify as appropriate the strategies/business plan proposed by senior management to achieve such objectives and goals, and monitor the implementation of such planning process on an ongoing basis.

The Board will monitor, review and approve all major corporate decisions and transactions and serve as an advisor to management on strategic initiatives.

5.2.	Technologies, Capital Investment, Projects

The Board will monitor the development cycle of all new products and technologies to determine whether development is in line with strategic planning and budgets, ensure that sufficient funds are allocated to research and development of new products and technologies and review the compliance of any capital expenditures delegations.

5.3.	Risk Management

Periodically, the Board, in conjunction with management and Board committees will identify the principal risks of the Company’s business, including those related to compensation and incentive plans and oversee management’s implementation of appropriate systems to effectively monitor, manage and mitigate the impact of such risks. The Board shall oversee the timely disclosure of any such material risk and of the process to monitor and mitigate it.

5.4.	Internal Controls and Reporting

The Board will oversee the Company’s major financial and operational risk and discuss them with management, internal auditors and external auditors. The Board will monitor the adequacy and effectiveness of the accounting and financial controls and the steps taken by management to control risk exposure.

5.5.	Succession Planning, Appointment and Supervision of Management

The CEO will be appointed by the Board, after considering the recommendation of the Human Resources, Nomination and Governance Committee, for such term as the Board may determine.

The Board will approve the succession plan for the CEO and the CEO’s succession plan for senior management of the Company, including their selection and appointment, and will review the objectives, performance and compensation of the CEO and senior management of the Company.

To the extent feasible, the Board shall satisfy itself as to the integrity of the CEO and the other executive officers and take reasonable measures to ensure that the CEO and other executive officers create a culture of integrity throughout the organization.

The Board will ensure that the compensation plans and programs create and reinforce good conduct, ethical behaviors and promote reasonable risk taking, and will ensure that processes are in place for the recruitment, training, development and retention of senior executives who exhibit high standards of integrity and competence.

5.6.	Communication and Public Disclosure

The Board shall adopt communication policies, including the Company’s Disclosure Policy and Insider Trading Policy, and monitor investor relations programs and communications with analysts, the media and the public, including measures for receiving feedback from the Company’s stakeholders. The Company’s communications policies should address how the Company interacts with analysts, other key stakeholders and the public, and contain measures for the Company to comply with its continuous and timely disclosure obligations and to avoid selective disclosure. The Company shall approve, and as required, oversee compliance with the Company’s communications policies by Directors, officers and other management personnel and employees.

5.7.	Governance and Nomination

Subject to the terms of any agreement between shareholders of the Company and the Company, the Board will approve the selection criteria and nomination procedure for new Directors, review the independence of Directors, determine the remuneration of Directors and oversee orientation and continuing education of new Directors.

Subject to the terms of any agreement between shareholders of the Company and the Company, the Board will identify the Board nominees for election at the annual meeting of shareholders or the nominees to fill Board vacancies.

Subject to the terms of any agreement between shareholders of the Company and the Company, the Board will monitor the size and composition of the Board to ensure effective decision-making, and oversee management in the competent and ethical operation of the Company.

The Board will review and approve of the Company’s governance policies and practices and any update, amendment or restatement thereof and ensure that such policies comply with applicable legislation and stay current with best practices in corporate governance.

5.8.	Pension fund matters

The Board will monitor and review the Company’s pension fund investment policies and practices, in the context of pension plan liabilities.

5.9.	Environmental matters

The Board will monitor and review, as appropriate, the Company’s environmental policies and practices and oversee their compliance with applicable legal and regulatory requirements.

5.10.	Occupational health and safety matters

The Board will monitor and review, as appropriate, the Company’s occupational health and safety policies and practices and oversee their compliance with applicable legal and regulatory requirements.

6.0	Limitations on Board’s Duties

Notwithstanding the foregoing and subject to applicable law, nothing contained in this Charter is intended to require the Board to ensure the Company’s compliance with applicable laws or regulations.

In contributing to the Board’s discharge of its duties under this mandate, each Director shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this mandate is intended or may be construed as imposing on any Director a standard of care or diligence that is in any way more onerous or extensive than the standard to which the Directors are subject.

The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively. The terms contained herein are not intended to give rise to civil liability on the part of the Company or its directors or officers to shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part.

7.0	Corporate Policies

The Board will adopt and monitor compliance of the policies and procedures, which are designed to ensure that the Company, its Directors, officers and employees comply with all applicable laws, rules and regulations and conduct the Company’s business ethically and with honesty and integrity. Principal policies consist of:

•	Code of Ethics;

•	Disclosure and Insider Trading Policy; and

•	Complaints of Illegal or Unethical Conduct Policy.

8.0	Access to Information and Authority

The Board will be granted unrestricted access to all information regarding the Company that is necessary or desirable to fulfill its duties.

The Board has the authority to retain, at the Company’s expense, independent legal, financial, compensation consulting and other advisors, consultants and experts, to assist the Board in fulfilling its duties and responsibilities, including sole authority to retain and to approve any such firm’s fees and other retention terms.

9.0	Review of Mandate

The Human Resources, Nomination and Governance Committee will annually review and assess the adequacy of this mandate and recommend any proposed changes to the Board for consideration. The Board may, from time to time, amend this Mandate. The Board will satisfy itself that regular assessments of the Chairman, the Directors as a whole (including any committees) and of individual Directors, if deemed appropriate, are carried out in order to enhance their performance.